Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

AMPHENOL CORPORATION,

HILLTOP MERGER SUB, INC.

and

PCTEL, INC.

Dated as of October 13, 2023

i

ii

Annex I	Defined Terms	I-1
Exhibit A	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

iii

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 13, 2023 (this “Agreement”), is made by and among Amphenol Corporation, a Delaware corporation (“Parent”), Hilltop Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and PCTEL, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have each approved this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement, the “Transactions”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of Delaware (“DGCL”), whereby each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than Excluded Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that this Agreement and the Transactions are in the best interests of the Company and its stockholders, (b) approved, adopted and declared advisable this Agreement and the execution, delivery and performance thereof by the Company and, subject to receiving the Company Stockholder Approval, the consummation by the Company of the Transactions, including the Merger, (c) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company at a meeting of such stockholders to be duly called and held for such purpose (the “Company Stockholders Meeting”) and (d) resolved to recommend adoption of this Agreement by the stockholders of the Company (the “Company Stockholders”) in accordance with the applicable provisions of the Laws of the State of Delaware at the Company Stockholders Meeting at on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, (a) the board of directors of each of Parent and Merger Sub have (i) determined that this Agreement and the Transactions are in the best interests of Parent and Merger Sub and their respective stockholders and (ii) approved and declared advisable this Agreement and the execution, delivery and performance thereof and the consummation of the Transactions, including the Merger and (b) the board of directors of Merger Sub has recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement by written consent in lieu of a meeting;

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements of the parties hereto, and upon the terms and subject to the conditions of this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

Section 1.02 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the time and day of such filing with the Secretary of State of the State of Delaware, or such later time and day as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

Section 1.03 Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur by electronic exchange of documents no later than the third (3rd) Business Day after the satisfaction (or waiver, if permitted by applicable Law) of the last to be satisfied (or waived, if permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

Section 1.04 The Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.05 Organizational Documents, Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time, (i) subject to Section 5.10, the Company Charter, as in effect immediately prior to the Effective Time, will by virtue of the Merger be amended and restated so as to read in its entirety in the form set forth in Exhibit A, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law and the applicable provisions of the amended and restated certificate of incorporation of the Surviving Corporation and (ii) subject to Section 5.10, the Company Bylaws shall be amended and restated in their entirety to read as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (which bylaws will have any provisions necessary to comply with Section 5.10 hereof), and as so amended and restated, shall thereafter be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), in each case, until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and the bylaws of the Surviving Corporation.

(b) Directors. The parties hereto shall take all requisite action so that the board of directors of the Surviving Corporation at the Effective Time shall consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, each to hold office until such member’s respective successor is duly elected or appointed and qualified or until such member’s earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

(c) Officers. The parties hereto shall take all requisite action so that the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation, each to hold office until such officer’s respective successor is duly appointed and qualified or until such officer’s earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of the Company or Merger Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock (the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall automatically be converted at the Effective Time into the right to receive $7.00 in cash, without interest (the “Merger Consideration”), and all of such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate representing a Share (a “Certificate”) or non-certificated Share represented by book-entry (“Book-Entry Shares”) that formerly represented any of the Shares (other than Excluded Shares) shall thereafter be cancelled and cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest thereon, subject to Section 2.05.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that, immediately prior to the Effective Time, are owned by the Company in the treasury, owned of record by any Company Subsidiary, or owned of record by Parent, Merger Sub or any of their respective Subsidiaries (other than, in each case, Shares held on behalf of a third party) shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Merger Sub. Each issued and outstanding share of common stock of Merger Sub, par value $0.001 per share, shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. At the Effective Time, all certificates representing common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding Shares shall have been changed into a different number of shares or a different class (including by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or if a stock dividend or stock distribution thereon shall be declared with a record date and payment date within such period), the Merger Consideration shall be equitably adjusted to reflect such change so as to provide Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.01(b) shall be deemed to permit or authorize the Company to effect any such change that it is not authorized or permitted to undertake pursuant to this Agreement.

Section 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a U.S.-based nationally recognized financial institution reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the benefit of the holders of Shares to receive the Merger Consideration to which such holders shall become entitled pursuant to this Agreement. At or prior to the Effective Time, Parent shall deposit with the Paying Agent, by wire transfer of immediately available funds, an amount in cash equal to the Aggregate Common Stock Consideration (the “Exchange Fund”). The Exchange Fund shall be held in trust by the Paying Agent for the benefit of the holders of Shares that are entitled to receive the Merger Consideration. In the event the Exchange Fund is insufficient to make the payments contemplated by this Article II (including if Dissenting Company Shares lose their status as such), Parent shall promptly deposit, or cause to be deposited, with the Paying Agent, by wire transfer of immediately available funds, an amount in cash such that the Exchange Fund becomes sufficient to make such payments. Funds made available to the Paying Agent shall, if Parent so elects, be invested by the Paying Agent, as directed by Parent, in, and only in, short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days or in commercial paper obligations rated A-1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Article II; provided that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this Article II, and following any losses from any such investment, Parent shall promptly deposit with the Paying Agent by wire transfer of immediately available funds, for the benefit of the holders of Shares, an amount in cash equal to the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent to make the payments contemplated by this Article II. Any interest or income produced by such investments will be payable to Merger Sub or Parent, as Parent directs. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the persons entitled to Merger Consideration in accordance with Section 2.01 and to make payments from the Exchange Fund in accordance with this Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.02, except as expressly provided for in this Agreement.

(b) Procedures for Surrender.

(i) Certificated Shares. As promptly as practicable after the Effective Time (but in no event later than the second (2nd) Business Day following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration pursuant to this Agreement: (A) a letter of transmittal in customary form (agreed to by Parent and the Company prior to the Effective Time), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent; and (B) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of any Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, if applicable, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates and such other documents as may be customarily required by the Paying Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificates were converted pursuant to Section 2.01, and the Certificates so surrendered shall immediately be cancelled.

(ii) Book-Entry Shares. Any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and the Surviving Corporation shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event more than two (2) Business Days thereafter), the Merger Consideration for each Book-Entry Share. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered other than as contemplated in Section 2.02(b)(iv).

(iii) No Interest. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) or in respect of any Book-Entry Share.

(iv) Transfers of Ownership. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be paid to a person other than the person in whose name the Certificate so surrendered or the Book-Entry Shares are registered, if such Certificate or Book-Entry Share is properly endorsed and is otherwise in proper form for surrender and transfer and the person requesting such payment either pays to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than in whose name such surrendered Certificate is registered or the registered holder of such Book-Entry Shares or establishes to the reasonable satisfaction of the Paying Agent or Parent that such Taxes either have been paid or are not required to be paid.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, subject, however, to Section 2.05. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, any Certificates formerly representing Shares (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first (1st) anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to or claimed by holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable in respect of their Shares in accordance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration properly delivered to a Governmental Entity in accordance with any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered immediately prior to the date on which the Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent or the Surviving Corporation, as Parent directs, free and clear of all claims or interest of any person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent) of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Paying Agent, the posting by such person of a bond, in such reasonable amount as Parent or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or the Surviving Corporation, as applicable, shall pay in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i).

Section 2.03 Treatment of Company Options, Restricted Stock Awards, RSU Awards, ESPP and Equity Plans.

(a) Treatment of Company Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time and contingent upon the Merger, each outstanding option to purchase Shares granted under a Company Stock Plan (other than any option granted under the Company Stock Purchase Plan) (the “Company Options”) shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Shares subject to such cancelled Company Option, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such cancelled Company Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that (1) any such Company Option with respect to which the exercise price per Share subject thereto is equal to or greater than the Merger Consideration shall be cancelled in exchange for no consideration and (2) such Option Payments shall be reduced by the amount of any required Tax withholdings as provided in Section 2.05. From and after the Effective Time, no Company Option shall be outstanding or exercisable, and each Company Option shall entitle the holder thereof only to the payment provided for in this Section 2.03(a).

(b) Treatment of Restricted Stock Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time and contingent upon the Merger, (i) each outstanding award of Shares that is subject to vesting or a risk for forfeiture (each, a “Restricted Stock Award”) granted pursuant to a Company Stock Plan shall be fully vested; provided, however, that each Restricted Stock Award (or portion thereof) that is subject to performance-based vesting conditions shall be deemed to be vested at the target level and (ii) each Share subject to a Restricted Stock Award shall be treated as set forth in Section 2.01(a), above and entitled to receive the Merger Consideration as described in such section (such amounts payable hereunder, the “Restricted Stock Payments”) (less any required Tax withholdings as provided in Section 2.05).

(c) Treatment of Restricted Stock Units. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time and contingent upon the Merger, (i) each outstanding award of restricted stock units with respect to Shares (including, for the avoidance of doubt, each such restricted stock unit that is subject to a deferral election) (each, an “RSU Award”) granted pursuant to a Company Stock Plan shall be fully vested; provided, however, that each RSU Award that is subject to performance-based vesting conditions shall be deemed to be vested at the target level and (ii) each RSU Award shall be cancelled and, in exchange therefor, each holder of any such cancelled RSU Award shall be entitled to receive, in consideration of the cancellation of such RSU Award and in settlement therefor, a payment in cash of an amount equal to the product of (A) the number of vested restricted stock units subject to such RSU Award, multiplied by (B) the Merger Consideration, without interest (such amounts payable hereunder, the “RSU Payments”) (less any required Tax withholdings as provided in Section 2.05).

(d) Termination of Company Stock Plans. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, as of the Effective Time, all Company Stock Plans shall terminate, and no further rights with respect to Shares or any other awards shall be granted thereunder.

(e) Treatment of Company Stock Purchase Plan. The provisions of Section 2.03(a) shall not apply to any rights under the Company Stock Purchase Plan. With respect to the Company Stock Purchase Plan, as soon as practicable following the date of this Agreement, the Company Board (or a committee thereof) shall adopt resolutions or take other actions as may be required to provide that no further “Offerings” (as defined in the Company Stock Purchase Plan) will commence pursuant to the Company Stock Purchase Plan after the date hereof. Prior to the Effective Time, the Company will take all action necessary to, effective upon the consummation of the Merger: (i) cause the “Exercise Date” (as defined in the Company Stock Purchase Plan) with respect to any Offering that would otherwise occur on or after the Effective Time, if any, to occur no later than one (1) Business Day prior to the date on which the Effective Time occurs; (ii) make any pro rata adjustments that may be necessary to reflect the shortened Offering, if applicable, but otherwise treat such shortened Offering as a fully effective and completed Offering for all purposes pursuant to the Company Stock Purchase Plan; and (iii) cause the exercise (as of no later than one (1) Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company Stock Purchase Plan. On such exercise date, if any, referred to in clause (iii) of the preceding sentence, the Company will apply the funds credited as of such date pursuant to the Company Stock Purchase Plan within each participant’s payroll withholding account to the purchase of whole Shares in accordance with the terms of the Company Stock Purchase Plan and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date. Immediately prior to and effective as of the Effective Time, the Company will terminate the Company Stock Purchase Plan.

(f) Parent Funding. Parent shall cause the Surviving Corporation to pay to each holder of a Company Option, Restricted Stock Award, or RSU Award the applicable Option Payments, Restricted Stock Payments (to the extent subject to Tax withholdings) or RSU Payments, as applicable (less any required Tax withholdings as provided in Section 2.05) on the Surviving Corporation’s first regularly scheduled payroll date occurring at least five (5) Business Days following the Effective Time, or at such later time as necessary to avoid a violation of, or adverse tax consequences under, Section 409A of the Code.

(g) Further Actions. Prior to the Effective Time, and subject to the reasonable review and approval of Parent, the Company shall have taken all actions reasonably necessary or appropriate to effect the transactions contemplated by this Section 2.03 under the Company Stock Plans or the Company Stock Purchase Plan, all award agreements thereunder, and any other plan or arrangement of the Company (whether written or oral, formal or informal), including delivering all required notices, making any required filings and obtaining any required consents necessary to effectuate the provisions of this Agreement.

Section 2.04 Dissenting Shares.

(a) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and owned by Company Stockholders who shall have properly and validly perfected their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.01. Such Company Stockholders shall be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares owned by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, less any applicable withholding Taxes pursuant to Section 2.05 and without interest thereon, upon surrender of the certificate or certificates, if any, that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.02(b) (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)).

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (ii) the right to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, or settle any such demands for payment, in respect of Dissenting Company Shares, or agree to do any of the foregoing.

Section 2.05 Withholding Taxes. Each of Parent, the Surviving Corporation and the Paying Agent (and their respective affiliates and Representatives) shall be entitled to deduct and withhold from the amounts payable in connection with this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment, or the vesting, waiver of restrictions or other actions provided for in this Agreement, under the Code, any regulation promulgated thereunder by the United States Department of Treasury (a “Treasury Regulation”) or any other applicable federal, state, local or foreign Tax Law; provided, however, that under no circumstances will Parent, the Surviving Corporation or the Paying Agent (or any of their respective affiliates or Representatives) deduct or withhold any amount under Section 1445 of the Code so long as the Company provides the FIRPTA Certificate pursuant to Section 5.13. Parent, the Surviving Corporation or the Paying Agent (or their respective affiliates and Representatives) shall use commercially reasonable efforts (a) to provide advance notice to the Company of any proposed withholding and (b) to cooperate with the Company Board to minimize or eliminate any such withholding as permitted by applicable Law. To the extent that amounts are so withheld or deducted by the Surviving Corporation, Parent or the Paying Agent (or any of their respective affiliates or Representatives), as the case may be, such withheld amounts (i) shall be remitted by the applicable withholding agent to the applicable Governmental Entity and (ii) to the extent so remitted shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as (a) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent from the content and context of such disclosure that such information, item or matter is relevant to such other section or subsection) or (b) disclosed in Company SEC Documents publicly filed or furnished and publicly available after January 1, 2021 and prior to the date of this Agreement, without giving effect to any amendment to any such report, schedule, form, statement, registration statement, prospectus or other document filed or furnished on or after the date hereof, other than any disclosure in any such Company SEC Document contained (i) under the captions “Forward-Looking Statements” and “Risk Factors” thereof or (ii) any other section thereof to the extent such disclosure is primarily cautionary, forward-looking or predictive; provided, however, that for purposes of this clause (b), nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of, or modification to, the representations and warranties of the Company set forth in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.02 (Capitalization), Section 3.03 (Authority), Section 3.29 (Opinion of Financial Advisors), Section 3.30 (Takeover Statutes), or Section 3.32 (Brokers):

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, except, in the case of the Company Subsidiaries, as would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and carry on its business as it is now being conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (i) the Amended and Restated Certificate of Incorporation of the Company (as amended, restated, supplemented or otherwise modified, the “Company Charter”) and (ii) the Amended and Restated Bylaws of the Company (as amended, restated, supplemented or otherwise modified, the “Company Bylaws”), in each case, as in effect on the date hereof. Each of the Company Charter and the Company Bylaws is in full force and effect.

(c) Section 3.01 of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each Company Subsidiary, together with its jurisdiction of incorporation or organization.

(d) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Company Subsidiaries, free and clear of any Lien, other than restrictions on transfer under applicable federal and state securities Laws or applicable foreign Laws, and all of such outstanding shares of capital stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any shares of capital stock or other equity interests in any person, or has any obligation to acquire any such shares of capital stock or equity interests.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock of the Company. As of the close of business on October 9, 2023 (the “Specified Date”), (i) 19,353,641 shares of Company Common Stock (including Company Restricted Stock) were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, (ii) no shares of preferred stock of the Company were issued and outstanding, and (iii) no shares of Company Common Stock were held in treasury.

(b) As of the close of business on the Specified Date, (i) 2,000 shares of Company Common Stock were issuable with respect to outstanding Company Options with a weighted average exercise price of $6.98 per share of Company Common Stock, and (ii) 598,054 shares of Company Common Stock were issuable in respect of outstanding RSU Awards (assuming a target level of performance under performance-based awards and full vesting of time-based awards) and Restricted Stock Awards (assuming a target level of performance under performance-based awards). As of the close of business on the Specified Date, the Company had no Shares reserved for issuance, except for (A) the shares reserved for issuance pursuant to the outstanding Company Options, Restricted Stock Awards and RSU Awards described in clauses (i) and (ii), (B) an additional 424,513 Shares reserved for additional grants of Company Options, Restricted Stock Awards and RSU Awards pursuant to the Company Stock Plans and (C) 1,080,574 Shares reserved for issuance pursuant to the Company Stock Purchase Plan. Section 3.02(b) of the Company Disclosure Letter sets forth a true and complete list, as of the close of business on the Specified Date, (x) with respect to each RSU Award, of (A) the name and holder of such RSU Award, (B) the number of shares of Company Common Stock underlying such RSU Award (assuming, with respect to any RSU Award that is subject to vesting based on the achievement of performance goals, the achievement of target performance goals) and (C) the date on which such RSU Award was granted, (y) with respect to each Company Option, of (A) the name and holder of such Company Option, (B) the number of shares of Company Common Stock underlying such Company Option, (C) the type (incentive or nonqualified) and (D) the exercise price per share, and

(z), with respect to each Restricted Stock Award, (A) the name and holder of such Restricted Stock Award, (B) the number of shares of Company Common Stock subject to such Restricted Stock Award (assuming, with respect to any Restricted Stock Award that is subject to vesting based on the achievement of performance goals, the achievement of target performance goals) and (C) the date on which such Restricted Stock Award was granted. All shares of Company Common Stock subject to issuance under the Company Stock Purchase Plan and Company Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) As of the date hereof, except with respect to the Company Options, Restricted Stock Awards and RSU Awards referred to in Section 3.02(b) of the Company Disclosure Letter and the related award agreements, and purchase rights under the Company Stock Plans and Company Stock Purchase Plan, there are no outstanding or existing (i) options, warrants, calls, derivative Contracts, forward sale Contracts, preemptive rights, restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock, subscriptions, agreements, obligations or other rights, convertible or exchangeable securities, agreements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to issue, deliver, transfer or sell, or cause to be issued or sold, any shares of capital stock or other equity interest in the Company or securities convertible into, exchangeable for or exercisable for such shares or equity interests relating to or based on, directly or indirectly, the value or price of, any capital stock or voting securities of, or ownership interests in, the Company or any Company Subsidiary, (ii) obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or equity securities of the Company or any Company Subsidiary, or (iii) voting trusts or similar agreements to which the Company or any Company Subsidiary is a party with respect to the voting, registration or transfer of the Shares at a meeting of the Company Stockholders or the capital stock or equity securities of any Company Subsidiary at a meeting (the items in clauses (i), (ii) and (iii) with respect to the Company, together with the shares of capital stock of the Company, being referred to collectively as “Company Securities,” and the items in clauses (i), (ii) and (iii) with respect to any Company Subsidiary, together with the shares of capital stock, voting securities or other ownership interests of any Company Subsidiary, being referred to collectively as “Subsidiary Securities”). Neither the Company nor any Company Subsidiary has any obligation to grant any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any security issued by the Company or any Company Subsidiary. Since the close of business on the Specified Date through the date hereof, the Company has not issued any shares of Company Common Stock or other class of equity security (other than shares in respect of Company Options, Restricted Stock Awards or RSU Awards in accordance with their terms, or in respect of the Company Stock Plans and Company Stock Purchase Plan).

(d) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of the Company or any Company Subsidiary may vote.

(e) With respect to the Company Options, (i) each grant of an option was duly authorized no later than the date on which the grant of such option was by its terms to be effective or the date the option was granted by all necessary corporate action and (ii) each has an exercise price equal to no less than the fair market value of the underlying Shares on the applicable grant date as determined by the Company Board in good faith. Each Company Option and RSU Award was granted in material compliance with all applicable Laws and pursuant to a Company Stock Plan.

Section 3.03 Authority.

(a) The Company has the requisite corporate power and authority to execute, deliver and, assuming the accuracy of the representations and warranties contained in Section 4.10, perform this Agreement and, subject to the receipt of the Company Stockholder Approval and assuming the accuracy of the representations and warranties contained in Section 4.10, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company Board and, assuming the accuracy of the representations and warranties contained in Section 4.10, other than the Company Stockholder Approval and execution and filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions. Assuming the accuracy of the representations and warranties contained in Section 4.10, other than the Company Stockholder Approval, no vote of the holders of any class or series of capital stock or other securities of the Company is necessary to adopt this Agreement or approve or consummate the Transactions. This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by the Company will be, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub and assuming the accuracy of the representations and warranties contained in Section 4.10) this Agreement constitutes, and when executed and delivered, such other agreements and instruments will constitute, the valid and legally binding obligation of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a Proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held, has (i) determined that this Agreement and the Transactions are in the best interests of the Company and its stockholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the execution, delivery and performance thereof by the Company and, subject to receiving the Company Stockholder Approval, the consummation by the Company of the Transactions, including the Merger, (iii) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company at the Company Stockholders Meeting and (iv) resolved to recommend adoption of this Agreement by the stockholders of the Company in accordance with the applicable provisions of the Laws of the State of Delaware at the Company Stockholders Meeting on the terms and subject to the conditions set forth in this Agreement, in each case, by resolutions duly adopted, which resolutions, subject to Section 5.04, have not been subsequently rescinded, withdrawn or modified.

Section 3.04 No Conflict; Required Filings and Consents.

(a) The execution, delivery or performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not: (i) subject to obtaining the Company Stockholder Approval, contravene, conflict with or violate any provision of (A) the Company Charter or Company Bylaws or (B) any of the organizational documents of any Company Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, subject to obtaining the Company Stockholder Approval and assuming the accuracy of the representations and warranties contained in Section 4.10, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties, rights or assets of the Company or any Company Subsidiary pursuant to any Company Material Contract, Real Property Lease or Company Permit, except, with respect to clauses (ii) and (iii), for (A) any such consent, approvals and authorizations, the failure to obtain which would not have a Company Material Adverse Effect and (B) any such contraventions, conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or creations of Liens that would not have a Company Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the submission of any filings and notifications, and the receipt, termination or expiration, as applicable, of waivers, consents, clearances, approvals, authorizations, waiting periods or agreements, required under applicable U.S. or foreign competition, antitrust, merger control or foreign investment Laws ( “Antitrust Laws”), (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act, (iv) filings as may be required under the rules and regulations of Nasdaq, (v) compliance with any applicable international, federal or state securities or “blue sky” Laws, and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, would not have a Company Material Adverse Effect.

Section 3.05 Permits; Compliance with Laws.

(a) Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and (i) all such Company Permits are in full force and effect, (ii) the Company and the Company Subsidiaries are, and have been since January 1, 2021, in compliance with the terms and requirements of such Company Permits, (iii) the Company and each Company Subsidiary is not in default under, and, to knowledge of the Company, no condition exists that, with or without notice, or lapse of time, or both, would constitute a default under, or would reasonably be expected to result in, any suspension, cancellation, modification, termination or revocation of, any such Company Permit, and (iv) neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Entity threatening to revoke, suspend, modify or cancel any Company Permit.

(b) Since January 1, 2021 the Company and each of the Company Subsidiaries has been, and each currently is, in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and activities and properties or assets owned or used by them and with all Orders to which the Company or the Company Subsidiaries are subject, in each case, except for such noncompliance as would not have a Company Material Adverse Effect. No investigation, review or audit by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, except for such investigations, reviews and audits the outcomes of which, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 3.06 Company SEC Documents; Financial Statements. Since January 1, 2021, the Company has timely filed with or otherwise furnished to (as applicable) the SEC, and made available to Parent, all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, certifications and documents and related exhibits and all other information incorporated therein required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed or furnished by the Company with the SEC with any exhibits and schedules thereto and other information incorporated by reference or otherwise hyperlinked therein, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates and, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied as to form in all material respects with all applicable requirements of Nasdaq, the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, in each case as in effect on the date each such document was filed with or furnished to the SEC. None of the Company Subsidiaries is currently required to file periodic reports with the SEC or under any applicable foreign securities Law or to any foreign securities exchange or quotation service. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Documents. The Company has complied with and is in compliance in all material respects with the applicable provisions of the Exchange Act, the Securities Act, the SEC and with the Sarbanes-Oxley Act and the applicable listing and corporate governance rules, regulations and requirements of Nasdaq. The audited consolidated financial statements and unaudited consolidated interim financial statements (including, in each case, any notes thereto) of the Company and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (i) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved except, in the case of unaudited statements, for normal year-end adjustments and the absence of notes that will not be material in amount or effect as permitted by SEC rules and regulations, (ii) present fairly, in all material respects, the consolidated financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that were not or will not be material in amount or effect) and (iii) have been prepared from and are in accordance with the books, records and accounts of the Company and the Company Subsidiaries. There are no unconsolidated Subsidiaries of the Company. No securitization transactions or other off-balance sheet arrangements exist or have been effected by the Company or the Company Subsidiaries since January 1, 2021.

Section 3.07 Information Supplied. The Proxy Statement, including any information supplied or to be supplied by or on behalf of the Company or any of the Company Subsidiaries for inclusion or incorporation by reference therein, will not, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the time the Proxy Statement is first published, mailed or given to the Company Stockholders or at the time of the Company Stockholders Meeting (as it may be adjourned or postponed in accordance with this Agreement), as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company (a) with respect to such portions thereof provided by Parent and Merger Sub and to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub or any of their respective Representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement or (b) with respect to omissions of material facts required to be stated therein or necessary in order to make the statements therein not misleading within the possession of Parent or Merger Sub or any of their representatives.

Section 3.08 Internal Controls and Disclosure Controls. The Company has designed, established and maintains, and has at all times since January 1, 2021 maintained, a system of disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of each of Rule 13a-15 and Rule 15(d)-15 under the Exchange Act), as applicable. Such disclosure controls and procedures provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and provide reasonable assurance (a) that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, (b) that receipts and expenditures of the Company are made only in accordance with the authorizations of management and the directors of the Company and (c) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that would have a material effect on the financial statements of the Company, as required by Rule 13a-15 and Rule 15(d)-15 under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurance that, and to the knowledge of the Company are effective in ensuring that, (i) all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) all such information is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

Section 3.09 Absence of Certain Changes. Since the Balance Sheet Date, (a) except as set forth in Section 3.09(a) of the Company Disclosure Letter and to the extent it relates to the discussion and negotiation of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice, (b) neither the Company nor any Company Subsidiary has undertaken any action that if taken after the date hereof would require Parent’s consent pursuant to, or otherwise would not be in compliance with, clauses (a) through (g), (i), (k)(iv), (l), (n) and (u) of Section 5.01 and (c) there has not been any Company Material Adverse Effect.

Section 3.10 Books and Records. Since January 1, 2021, the books and records of the Company and each Company Subsidiary have been, and are being fully, properly and accurately maintained in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions, in each case, in all material respects.

Section 3.11 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether known, unknown, matured, unmatured, accrued, absolute, contingent, determined, determinable or otherwise), other than liabilities and obligations (a) specifically disclosed and reserved against or provided for in the consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2023 (the “Balance Sheet Date”) and the notes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended on the Balance Sheet Date, (b) incurred in the ordinary course of business since the Balance Sheet Date, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions or (d) that would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, the Company has no Indebtedness for borrowed money.

Section 3.12 Litigation. There is no suit, claim, action, proceeding, litigation, mediation, arbitration, investigation, audit (collectively, “Proceeding”), inquiry, subpoena, civil investigative demand or other material written request for information to which the Company or any Company Subsidiary is a party or that otherwise involves their respective properties, assets or businesses, either pending or, to the knowledge of the Company, threatened in writing, in each case that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary, nor any of their respective assets or properties, is subject to any outstanding Order unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. There is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Transactions that would reasonably be expected to prevent or materially delay the Closing.

Section 3.13 Employee Benefits.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other material employee benefit plan, employment, consulting, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, retention, pension, retirement, equity or equity-based compensation, stock option, stock purchase, health, welfare, medical, dental, disability, life insurance and any other similar plan, policy, program or arrangement, in each case, maintained by, contributed to, or sponsored by the Company or any Company Subsidiary or with respect to which the Company or any of the Company Subsidiaries has any material obligation or liability (whether actual or contingent) (each, a “Company Benefit Plan”). The Company has separately identified each Company Benefit Plan that is maintained, contributed to, or sponsored by the Company or any Company Subsidiary primarily for the benefit of employees outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (each, a “Non-U.S. Benefit Plan”). With respect to each such Company Benefit Plan of which the Company has made available to Parent a true and correct copy, if applicable: (i) each such Company Benefit Plan that has been reduced to writing and all material amendments thereto; (ii) the most recent summary plan description; (iii) the most recent annual reports (Form 5500) filed with the Internal Revenue Service (“IRS”); (iv) the most recent determination, advisory or opinion letter issued by the IRS; (v) the most recently-prepared actuarial report or financial statement; and (vi) if such Company Benefit Plan is a Non-U.S. Benefit Plan, documents that are substantially comparable to the documents required to be provided in clauses (i) through (v) above.

(b) Each Company Benefit Plan has been established and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, in each case, in all material respects. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter, opinion or advisory letter from the IRS as to its qualified status or has timely filed an application for a favorable determination letter, opinion or advisory, or is a prototype or volume submitter plan that is the subject of an opinion or advisory letter and, to the knowledge of the Company, no event has occurred since the date of such determination, opinion or advisory letter that would reasonably be expected to cause the loss of qualification of any such Company Benefit Plan.

(c) Neither the Company nor the Company Subsidiaries have any obligation (whether under a Company Benefit Plan or otherwise) to provide health, accident, disability, life or other welfare benefits to any current or former employees, directors, consultants or retirees of the Company or any of the Company Subsidiaries (or any spouse, beneficiary or dependent of the foregoing) after retirement or other termination of employment or service, other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee), (iii) coverage or benefits provided through the end of the month in which the retirement or other termination of employment occurs or (iv) benefits provided in connection with severance benefits pursuant to a Company Benefit Plan disclosed on Section 3.13(c) of the Company Disclosure Letter.

(d) At no time during the six (6) year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any obligations or liabilities under any employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, any multiemployer plan within the meaning of Section 3(37) of ERISA, any “multiple employer plan” within the meaning of Section 413(c) of the Code or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) Except as set forth on Section 3.13(e) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event (regardless of whether that other event has or will occur) (i) entitle any current or former employee, consultant, director or other service provider of the Company or any of the Company Subsidiaries to any compensatory payment; (ii) increase the amount of compensation or benefits due to any such employee, consultant, director or other service provider or any such group of employees, consultants, directors or other service providers; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit. Neither the execution of this Agreement or the consummations of the Transactions would not reasonably be expected to result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), to any “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1).

(f) No nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan that would reasonably be expected to result in a material liability to the Company or any of the Company Subsidiaries.

(g) There are no pending or, to the knowledge of the Company, threatened material Proceedings or other actions, claims, investigations, or audits involving any Company Benefit Plan or against the Company or any of the Company Subsidiaries or, to the knowledge of the Company, any Company Benefit Plan fiduciary with respect to any Company Benefit Plan, and, to the knowledge of the Company, no facts or circumstances exist that are reasonably likely to give rise to any such Proceedings or other actions, claims, investigations, or audits.

(h) Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no agreement, plan or other arrangement to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is otherwise bound to pay a Tax gross-up or reimbursement payment to any person, including without limitation, with respect to any Tax-related payments under Section 409A of the Code or Sections 280G or 4999 of the Code.

(i) All material payments, benefits, contributions (including all employer contributions and employee salary reduction contributions) and premiums related to each Company Benefit Plan have been timely paid or made in full, or, to the extent not yet due, properly accrued on the Balance Sheet Date in accordance with the terms of the Company Benefit Plans and all applicable Laws.

(j) Each Non-U.S. Benefit Plan that is required to be registered under the Laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities and each Non-U.S. Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and, to the knowledge of the Company, no condition exists and no event has occurred that would reasonably be expected to result in the loss or revocation of such status.

Section 3.14 Labor.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or similar agreement or arrangement with any labor union, works council, or other labor organization. To the knowledge of the Company, as of the date hereof, there are no union organizing activities pending or threatened with respect to any employees of the Company or any Company Subsidiary, and no union, works council, or other labor organization or group of employees of the Company or any Company Subsidiary has made a demand for recognition or certification or filed any petition or commenced a representation Proceeding before the National Labor Relations Board or any other labor relations tribunal.

(b) The Company has made available to Parent a correct and complete list, as of the date of this Agreement, of the names of all full-time, part-time and temporary employees of the Company and the Company Subsidiaries, including (the “Employee Census”): (i) their base salary or hourly wage; (ii) whether paid on a salary, hourly or other basis; (iii) their date of hire; (iv) their job title; (v) their primary work location (city, state, country); (vi) the entity that employs them; and (vii) whether they are classified as exempt or non-exempt for purposes of the U.S. Fair Labor Standards Act and any similar state law. The Company has made available to Parent a correct and complete list, as of the date of this Agreement, of the names of the individual and sole proprietor independent contractors who provide services for the Company and the Company Subsidiaries.

(c) (i) There are currently no, and since January 1, 2021 there has not been any, labor strike, organized work slowdown, or lockout, and, to the knowledge of the Company, there is no threat thereof, against the Company or any Company Subsidiary and (ii) there are no unfair labor practice charges, suits, claims, investigations, grievances or complaints pending or, to the knowledge of the Company, threatened by or on behalf of any employee or service provider or group of employees or service providers of the Company or any Company Subsidiary against the Company or any Company Subsidiary before a Governmental Entity.

(d) The Company and each of the Company Subsidiaries is in compliance with all applicable Laws relating to labor and employment, including Laws relating to wages and hours (including overtime), labor relations, fair employment practices (including discrimination, harassment, and retaliation), immigration, collective bargaining, plant closing and mass layoffs, safety and health, workers’ compensation and worker classification, in each case, in all material respects.

(e) There has been no (x) “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 or applicable state Laws) with respect to the Company or, (y) similar mass layoff or plant closing, with respect to any Company Subsidiary, in each case since January 1, 2021.

(f) Since January 1, 2021, the Company has received no notice (written or oral) of and otherwise has no knowledge of any allegations of sexual or other harassment, discrimination or retaliation against (i) any current or former officer of the Company or the Company Subsidiaries, (ii) any current or former employee of the Company or the Company Subsidiaries at a level of Vice President (or equivalent) or above or (iii) any other current or former employee, director, consultant or independent contractor of the Company or any Company Subsidiary that (solely in the case of this subsection (iii)) could reasonably be expected to result in material liability to the Company or any Company Subsidiary.

Section 3.15 Tax Matters.

(a) Except as would not have a Company Material Adverse Effect:

(i) The Company and each Company Subsidiary has timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it and all such filed Tax Returns are correct, complete and accurate;

(ii) The Company and each Company Subsidiary has timely paid all Taxes required to be paid by it that are or were due and payable or otherwise subject to collection action by a Governmental Entity;

(iii) No written claim has ever been made by any Governmental Entity in any jurisdiction where the Company or any Company Subsidiary does not file a particular Tax Return or pay a particular Tax that the Company is subject to taxation or required to file any Tax Return in that jurisdiction with respect to such Tax other than any such claims that have been fully resolved or for which adequate reserves have been established in accordance with GAAP in the Company SEC Documents filed prior to the date hereof;

(iv) All Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment on or prior to the date hereof have been duly withheld and collected and have been timely paid to the appropriate Governmental Entity;

(v) There is no audit, investigation, Proceeding, examination or assessment pending or, to the knowledge of the Company, threatened with respect to Taxes for which the Company or any Company Subsidiary may be liable, and no deficiency with respect to Taxes has been assessed or asserted in writing against the Company or any Company Subsidiary which has not been fully paid or adequately reserved in accordance with GAAP in the Company Financial Statements;

(vi) There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company or any Company Subsidiary may be subject other than in connection with customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business;

(vii) Neither the Company nor any Company Subsidiary (A) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing or allocation agreement; (B) has been included in any “consolidated,” “unitary”, “affiliated” or “combined” Tax Return within the meaning of Section 1504 of the Code (or any similar provision of state, local, or foreign Law) other than any such group of which the Company is the common parent; or (C) has any liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor or by operation of Law or under any Contract (other than any customary commercial Contract entered into in the ordinary course of business and not primarily related to Taxes);

(viii) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) a change in accounting method made prior to Closing, (B) an installment sale or open transaction disposition made prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on prior to the Closing Date, (D) any advanced or prepaid amount received, or deferred revenue accrued, prior to the Closing, (E) a “closing agreement” described in Section 7121 of the Code (or any similar or corresponding provision of any other state, local or foreign Law), or (F) an intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar provision of state, provincial, local or foreign Law);

(ix) Neither the Company nor any Company Subsidiary has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation; and

(x) The prices and terms for the provision of any property or services by or to the Company or any of Company Subsidiary are arm’s length for purposes of the relevant transfer pricing Laws, and all related documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.

(b) Neither the Company nor any Company Subsidiary or any predecessors by merger or consolidation has been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in Section 355 of the Code (i) within the two-year period ending as of the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(c) Neither the Company nor any Company Subsidiary has any unpaid tax liability as a result of Section 965 of the Code, including by reason of an election pursuant to Section 965(h) of the Code.

(d) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

(e) Section 3.15(e) of the Company Disclosure Letter sets forth the entity classification, for U.S. federal income tax purposes, of each of the Company Subsidiaries. Except as set forth on Section 3.15(e) of the Company Disclosure Letter, no election has been made with respect to any Company Subsidiary pursuant to Treasury Regulation Section 301.7701-3 within the prior sixty (60) months.

Section 3.16 Properties and Assets. The Company and the Company Subsidiaries have, and immediately following the Effective Time will continue to have, good and valid title to their owned assets and properties, or in the case of assets and properties they lease, license, or have other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) (i) necessary to permit the Company and the Company Subsidiaries to conduct their businesses in all material respects as currently conducted and (ii) free and clear of all Liens other than Permitted Liens. Notwithstanding the foregoing, it is understood and agreed that matters regarding Intellectual Property Rights are addressed solely in Section 3.19 and not in this Section 3.16.

Section 3.17 Real Properties.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement of the street address of each real property and interests in real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”). There are no outstanding rights of first offer, rights of first refusal or any other options or contracts to purchase any of the Owned Real Property.

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement of the street address of each real property leased or subleased by the Company or any Company Subsidiary (collectively, the “Leased Real Property” and each lease for Leased Real Property, including any applicable amendments and/or guaranties related thereto, a “Real Property Lease”). The Company has made available to Parent a copy of each Real Property Lease which is true, correct and complete in all material respects.

(c) The Company or a Company Subsidiary has (i) good and marketable fee simple title to all Owned Real Property and (ii) good and valid leasehold, subleasehold or license interests in or right to use all Leased Real Property, in each case free and clear of all Liens except for Permitted Liens. Neither the Company nor any Company Subsidiary has received any written communication from, or given any written communication to, any other party to a Real Property Lease, alleging that (i) the Company or any Company Subsidiary or such other party, as the case may be, is in material default under such lease or (ii) an event has occurred that, with notice or lapse of time, or both, would constitute a material default by the Company or a Company Subsidiary or any other party thereto, or permit any party (other than the Company or a Company Subsidiary) to terminate, modify terms or accelerate rent, under such lease. Each Real Property Lease is in full force and effect against the Company or respective Company Subsidiary, as applicable, and, to the knowledge of the Company, the other party thereto. Neither the Company nor any Subsidiary has assigned or subleased its interest in the Leased Real Property.

(d) Neither the Company nor any Company Subsidiary has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation (nor to the knowledge of the Company, is any such proceeding, action or agreement pending or threatened in writing) with respect to all or a material portion of the Owned Real Property, Leased Real Property.

(e) The occupancies and uses by the Company or any Company Subsidiary of the Owned Real Property and Leased Real Property comply in all material respects with all applicable Laws.

Section 3.18 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and each Company Subsidiary is, and since January 1, 2021 has been, in compliance with all Environmental Laws applicable to their respective operations (including possessing and complying with all required Environmental Permits);

(b) there are no administrative or judicial Proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary and since January 1, 2021, none of the Company or any Company Subsidiary has received any written notice, demand, letter, or claim, in either case, alleging that the Company or such Company Subsidiary is in violation of, or is liable under, any Environmental Law or Environmental Permit;

(c) since January 1, 2021, there has been no Release of any Hazardous Substances at, on or under any of the real property owned or leased by the Company or any Company Subsidiary that would reasonably be expected to result in liability under Environmental Laws on the part of the Company or any Company Subsidiary; and

(d) neither the Company nor any Company Subsidiary is subject to any Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, remediation, removal or cleanup of Hazardous Substances.

Section 3.19 Intellectual Property and Data Privacy.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a correct and complete list of all active registrations and pending applications for (i) copyrights, (ii) patents, (iii) trademarks, (iv) domain names and (v) social media handles, included in the Owned Company Intellectual Property.

(b) The Company and the Company Subsidiaries exclusively own or have the right to use all Intellectual Property Rights that are used in the business of the Company and the Company Subsidiaries as currently conducted. None of the Owned Company Intellectual Property is subject to any (i) Liens, except for Permitted Liens, or (ii) Order materially and adversely affecting the use thereof or rights thereto.

(c) The conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other person, and since January 1, 2021 has not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any person except, in each case, for any such infringement, misappropriation or other violation that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the business of the Company and the Company Subsidiaries as currently conducted.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the business of the Company and the Company Subsidiaries, since January 1, 2021, neither the Company nor any of the Company Subsidiaries is or has been the subject of any claim that is or has been asserted or threatened in writing to the Company or any of the Company Subsidiaries alleging the conduct of the business by the Company or any of the Company Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of any other person.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the business of the Company and the Company Subsidiaries, since January 1, 2021, no other person has asserted in writing any objection or claim with respect to the ownership, validity or enforceability of any Owned Company Intellectual Property that has been received by the Company or any of the Company Subsidiaries.

(f) Since January 1, 2021, (i) to the knowledge of the Company, no other person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by or exclusively licensed to the Company or any of the Company Subsidiaries, except for any such infringement, misappropriation or other violation that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the businesses of the Company and the Company Subsidiaries as currently conducted and taken as a whole, and (ii) the Company has not sent any written communication to any person regarding any such actual, alleged, or suspected infringement, misappropriation or other violation of any Owned Company Intellectual Property that would be individually or in the aggregate, reasonably expected to be material and adverse to the businesses of the Company and the Company Subsidiaries as currently conducted and taken as a whole.

(g) The Company and each of the Company Subsidiaries has taken commercially reasonable steps to protect and preserve (i) the confidentiality of all of its proprietary, confidential or non-public information and trade secrets, or such information provided to it by any person and held pursuant to written obligations of confidentiality to such person (“Confidential Information”), and (ii) its ownership of, and rights in, all material Owned Company Intellectual Property. All current and former employees and contractors and any other person having access to Confidential Information, have executed and delivered to the Company or one of the Company Subsidiaries, a written agreement requiring such employee, contractor or other person to protect such Confidential Information and to the knowledge of the Company, no such person has been, or was during employment or engagement with the Company or any of the Company Subsidiaries, in violation of any terms or covenant of any such agreements.

(h) All IT Systems are: (i) sufficient for the operation of the business of the Company and Company Subsidiaries as currently conducted, (ii) operate in all material respects in accordance with their documentation, and (iii) to the knowledge of the Company, free from harmful code, viruses, worms, time bombs, key locks, malware and other corruptants (collectively, “Malicious Code”), in each case, that would have any materially adverse impact on the IT Systems. The Company and Company Subsidiaries have taken commercially reasonable actions to protect the security, integrity, confidentiality and continuous operation of the IT Systems including implementing, maintaining, and periodically testing appropriate backup and disaster recovery arrangements. Except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2021, there has been no denial-of-service or other cyberattack in respect of the IT Systems.

(i) The Company and Company Subsidiaries have not incorporated any open source software in, or used any open source software in connection with, any proprietary software owned by any of the Company or Company Subsidiaries and material to the operation of the business conducted by the Company and Company Subsidiaries (“Company Proprietary Software”) in a manner that requires the contribution, licensing, or disclosure to any third party of any portion of the source code of any such material software or that would otherwise diminish or transfer the rights of ownership in any material Owned Company Intellectual Property or software of the Company or any Company Subsidiary. No source code for any Company Proprietary Software has been delivered, licensed, or made available to any escrow agent or other person who is not, as of the date hereof, an employee or contractor of the Company or any of the Company Subsidiaries who needs such source code to perform their job duties or services for the Company or any of the Company Subsidiaries. Neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Proprietary Software to any escrow agent or other person. No Company Proprietary Software contains any Malicious Code. The Company and each of the Company Subsidiaries implements industry standard measures designed to prevent the introduction of Malicious Code into the Company Proprietary Software, including firewall protections and regular virus scans.

(j) No funding, facilities, or personnel of any Governmental Entity or university or other educational institution were used to develop or create, in whole or in part, any material Owned Company Intellectual Property. None of the Company nor any of the Company Subsidiaries is a party to any contract with any Governmental Entity that grants to such Governmental Entity any right or license with respect to any Owned Company Intellectual Property.

(k) The Company and Company Subsidiaries are in compliance in all material respects with (i) all applicable Privacy Laws, (ii) the Privacy Policies of the Company and Company Subsidiaries and (iii) the requirements of any Contract applicable to the Company or the Company Subsidiaries relating to the Processing of Personal Information (collectively, the “Privacy Commitments”). To the knowledge of the Company, all vendors, processors, or other third parties acting for or on behalf of the Company and the Company Subsidiaries in connection with the Processing of Personal Information are in compliance in all material respects, and at all times since January 1, 2021 have complied in all material respects, with all applicable Privacy Laws.

(l) To the knowledge of the Company, since January 1, 2021, there has been no unauthorized or unlawful Processing, control, access, use, disclosure, interruption, modification, destruction or acquisition by any third party of Personal Information collected or stored by or on behalf of the Company or Company Subsidiaries (a “Security Incident”), except for any such Security Incident that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the businesses of the Company and the Company Subsidiaries as currently conducted. The Company and the Company Subsidiaries have, and have contractually required any affiliates, vendors or other third persons Processing Personal Information for or on behalf of the Company or the Company Subsidiaries to have, implemented appropriate administrative, physical and technical safeguards to protect the confidentiality, integrity and security of Personal Information against any Security Incident.

(m) Since January 1, 2021, there have been no Proceedings, and no Proceedings are pending or, to the knowledge of the Company, threatened against the Company or Company Subsidiaries or the business relating to the Processing of Personal Information. To the knowledge of the Company, the consummation of any of the transactions contemplated hereby will not (i) trigger any notices to or consents from any person under or (ii) violate any Privacy Commitments.

Section 3.20 Product Warranty.

(a) The Company has made available to Parent the standard forms of product warranties used by the Company and the Company Subsidiaries. Except as set forth on Section 3.20(a) of the Company Disclosure Letter, to the Company’s knowledge, none of the Company’s products (i) contains any bug, defect, or error that is reasonably likely to materially and adversely affect the use, functionality, or performance of such products or any product or systems reasonably anticipated by the Company or its Subsidiaries to be contained in or used in conjunction with such products or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such products (such warranties and contractual commitments, each a “Product Warranty”), except where such failure to comply has not been material to the business of the Company and the Company Subsidiaries, taken as a whole.

(b) Each of the Company’s products, other than the Company’s products currently in development, is, and at all times up to and including the sale thereof has been, in compliance in all material respects with applicable Law.

(c) Section 3.20(c) of the Company Disclosure Letter sets forth, a complete and accurate listing of all Product Warranty claims resulting in reasonably likely liability to the Company or a Company Subsidiary of at least $25,000 received and logged by the Company or any Company Subsidiary regarding any of the Company’s products since January 1, 2021 (or as for those Company Subsidiaries that were not Company Subsidiaries on January 1, 2021, since such time as they have been Company Subsidiaries).

Section 3.21 Product Liability.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any undischarged liability with respect to any product designed, manufactured or sold by the Company or any of its Subsidiaries arising out of (i) any injury to individuals or property proximately caused by such product, (ii) any defect in design or manufacture of such product, (iii) any failure to warn in compliance with applicable Law with respect to such product or (iv) any recall or post-sale warning of such product, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the Company’s knowledge, there are, and have been, no defects in design, manufacturing, materials or workmanship (including any failure to warn) or any breach of product warranties, which involve any product manufactured, shipped, sold or delivered by or on behalf of the Company or any of its Subsidiaries as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Section 3.21(b) of the Company Disclosure Letter sets forth, with respect to any product designed, manufactured or sold by the Company or any of its Subsidiaries, a list of (i) all recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety or regulatory compliance of such products (“Safety Notices”) since January 1, 2021, and (ii) the dates such Safety Notices, if any, were resolved or closed.

Section 3.22 Company Material Contracts.

(a) Section 3.22(a) of the Company Disclosure Letter sets forth a true, correct and complete list, and the Company has made available to Parent true, correct and complete copies, of each Contract, including amendments thereto, to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject, as of the date of this Agreement, that:

(i) is a partnership, joint venture, strategic alliance, collaboration, co-promotion, profit-sharing, joint research and development or similar arrangement, or provides for or governs the formation, creation, operation, management or control of such arrangement;

(ii) provides for the creation, incurrence, assumption or guarantee of or otherwise relates to Indebtedness of the Company or any Company Subsidiary, in each case, for borrowed money;

(iii) grants any rights of first refusal, rights of first negotiation, exclusivity or other similar rights or options to any person with respect to the sale of any of the material properties or assets (including material Owned Company Intellectual Property) of the Company or any Company Subsidiary;

(iv) provides for the acquisition or disposition (whether by merger, sale of stock, sale of assets, or otherwise) of any interest in any person or any business or division thereof, or a material portion of the assets of any person, other than this Agreement, (A) entered into since January 1, 2021 and which involves an asset value in excess of $100,000 or (B) pursuant to which any material earn-out, deferred or contingent payment or indemnification obligations remain outstanding;

(v) make any investment in, or loan or capital contribution to, any person (other than the Company or any Company Subsidiary) and other than (i) extensions of credit in the ordinary course of business consistent with past practice and (ii) investments in marketable securities in the ordinary course of business;

(vi) provides for the settlement of any Proceeding (A) which (x) will involve payment obligations after the date hereof in excess of $50,000 or (y) imposes any continuing material non-monetary obligations on the Company or any Company Subsidiary including any monitoring or reporting obligations to any other person, (B) with respect to which conditions precedent to the settlement have not been satisfied or (C) which materially affects the conduct of the Company’s or any Company Subsidiary’s business;

(vii) contains any provision or covenant (A) limiting in any material respect the ability of the Company or any Company Subsidiary (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries) to (x) sell any products or services of or to any other person or in any geographic region (or subject the Company or any Company Subsidiary to exclusivity obligations), (y) engage in any line of business, or (z) compete with or to obtain products or services from any person, or limiting the ability of any person to provide products or services to the Company or any Company Subsidiary (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries), (B) that has any “most favored nations” or similar terms and conditions (including with respect to pricing) granted by the Company or any Company Subsidiary, (C) that has any standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire any assets or securities of another person, (D) that requires any material benefit to be granted to a third party, or material right be lost by the Company or any Company Subsidiary (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries) as a result of competing or engaging in any line of business or with any person or in any geographic area;

(viii) involves sole-source or single-source suppliers of material tangible products or services (including any of the Company’s products or services);

(ix) is a license or other Contract relating to any Intellectual Property Rights granted by any other person to the Company or any of the Company Subsidiaries that is, individually or in the aggregate, material to the Company and the Company Subsidiaries, but excluding Incidental Contracts;

(x) is a license or other Contract relating to any Intellectual Property Rights that, individually or in the aggregate, are material to the Company and the Company Subsidiaries and granted by the Company or any of the Company Subsidiaries to any other person, including any Contracts whereby the Company or a Company Subsidiary is developing any Intellectual Property Rights for any other person, but excluding Incidental Contracts;

(xi) any Contract containing covenants limiting the freedom of the Company or any of the Company Subsidiaries to use, assert, enforce, or otherwise exploit any Owned Company Intellectual Property that is, individually or in the aggregate, material to the Company and the Company Subsidiaries (including, but not limited to, any settlement agreement or co-existence agreement), but excluding Incidental Contracts;

(xii) is a Contract between the Company or any Company Subsidiary and any sales representative, distributor, original equipment manufacturer, manufacturing, value added, remarketer, reseller, or independent software vendor agreement that is material for the use or distribution of Owned Company Intellectual Property or Company products;

(xiii) is a Contract that involves performance of services or delivery of goods, materials, supplies or equipment or development, consulting or other services commitments by the Company or any Company Subsidiary, or the payment therefor by the Company or any Company Subsidiary, providing for either (A) recurring annual payments after the date hereof of $100,000 or (B) aggregate payments or potential aggregate payments after the date hereof of $150,000 or more;

(xiv) is a collective bargaining Contract or Contract with any labor organization, union or association to which the Company or any Company Subsidiary is a party (each, a “CBA”);

(xv) is an employment agreement or Contract for the employment or engagement of any officer, individual employee, consultant or other person on a full time, part time, consulting or other basis (A) providing annual compensation (whether cash and/or otherwise) in excess of $100,000, (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement or (C) otherwise restricting the Company’s (or any Company Subsidiary’s) ability to terminate the employment or engagement of any employee or consultant at any time or any lawful reason or for no reason without penalty or liability;

(xvi) are severance agreements, programs, policies, arrangements or Contracts providing any individual with severance payments and/or benefits in excess of $50,000 in the aggregate;

(xvii) (A) has been entered into with a Governmental Entity or, to the knowledge of the Company, is any material subcontract (at any tier) under or for the purpose of fulfilling a contract or order from a Governmental Entity as the ultimate customer, including, for the avoidance of doubt, any Company Government Contract or Company Government Bid or (B) to the knowledge of the Company, is financed by any Governmental Entity and subject to the rules and regulations of any Governmental Entity concerning procurement;

(xviii) relates to any stockholders’, investor rights, registration rights, tax receivables or similar or related arrangement, or any Contract or arrangement relating to the exercise of any voting rights in respect of any Company Securities;

(xix) has been entered into between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate or family member (excluding, for the avoidance of doubt, any Company Benefit Plans and governing documents of the Company or any Company Subsidiary);

(xx) contains (A) any provision that requires the purchase of all or a given portion of the Company’s or any Company Subsidiary’s requirements for products or services from a given third party, or any other similar provision (including non-cancelable purchase obligations), (B) any provision that grants material guaranteed availability of supply of Company products for a period greater than twenty-four (24) months, or (C) guarantees priority or prices for a period of greater than twenty-four (24) months;

(xxi) contains any provision allowing a “major antenna product distributor” to return product;

(xxii) is a lease, sublease, occupancy agreement or other agreement (whether or real or personal property) to which the Company or any Company Subsidiary is a party as either lessor or lessee, providing for either (A) annual payments after the date hereof of $50,000 or more or (B) aggregate payments after the date hereof of $100,000 or more; or

(xxiii) creates or grants a material Lien, other than Permitted Liens and other than Contracts with customers entered into in the ordinary course of business consistent with past practice.

(b) Each Contract required to be listed in Section 3.22(a) of the Company Disclosure Letter, whether or not set forth in such section of the Company Disclosure Letter, is referred to in this Agreement as a “Company Material Contract” (with each such Contract listed under the corresponding clause of Section 3.22(a) of the Company Disclosure Letter to which such Contract is relevant). Neither the Company nor any Company Subsidiary is, with or without notice, or lapse of time, or both, in breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that, with or without notice, or lapse of time or both, would constitute a material breach or material default thereunder by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received notice of such an event. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default, individually or together with other such breaches or defaults, would have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of, and is in full force and effect with respect to, the Company and any Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, except for such failure that would not have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception. The Company has made available to Parent true, correct and complete copies of Company Material Contracts.

Section 3.23 Affiliated Transactions. No current director, officer or affiliate of the Company or any Company Subsidiary (a) has outstanding any Indebtedness to the Company or any Company Subsidiary, or (b) is otherwise a party to, or directly or indirectly benefits from, any Contract, arrangement or understanding with the Company or any Company Subsidiary (other than a Company Benefit Plan and indemnification agreements) of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.24 Government Contracts. Except as has not resulted in and would not result in a Company Material Adverse Effect, and since January 1, 2021:

(a) Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective officers, agents or Principals (as defined in FAR 2.101 and 52.209-5), have been debarred or suspended (or, to the Company’s knowledge, proposed for suspension or debarment), or determined by a Governmental Entity to be nonresponsible or otherwise excluded from participation in the award of any Company Government Contract.

(b) Neither the Company nor any of its Subsidiaries has materially breached or violated, or received written notice of any material breach or violation, any Laws, terms and conditions, certifications, representations, clauses, provisions, and requirements of any Government Contract and Government Bid. To the knowledge of the Company, none of the Company’s subcontractors, suppliers, teaming partners, consultants, agents, or representatives has violated any applicable Law in connection with any Government Contract or Government Bid which would have a Company Material Adverse Effect.

(c) Except as would not have a Company Material Adverse Effect, and except for any audit or investigation of a Company Government Contract or Company Government Bid in the ordinary course of business (whether conducted pursuant to Law, contractual requirement, or otherwise), to the knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has undergone and is not currently undergoing any audit, review, inspection, survey, examination of records, or investigation related to any Company Government Contract or Company Government Bid; (ii) there have been no written document requests, subpoenas, search warrants, or civil investigative demands addressed to or requesting information from the Company with respect to any Company Government Contracts or Company Government Bids; (iii) neither the Company nor any of its Subsidiaries has made or been required to make any voluntary or mandatory disclosure to any U.S. Governmental Entity with respect to evidence or existence of any alleged, suspected, or possible breach, violation, irregularity, mischarging, misstatement, or other act or omission; and (iv) neither the Company nor any of its Subsidiaries has made any payment, directly or indirectly, to any person in violation of applicable Law, including Laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions, and contingent fee payments.

(d) Neither the Company nor any of the Company Subsidiaries has received any notice of termination for default, written cure notice, show cause notice alleging any material breach or related to a material non-performance that has been issued and remains unresolved for any Company Government Contract.

Section 3.25 Insurance. Section 3.25 of the Company Disclosure Letter contains an accurate and complete list of the Insurance Policies. Except as would not have a Company Material Adverse Effect, (a) all Insurance Policies held or maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by Law or regulation, and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), (b) neither the Company nor any Company Subsidiary is in breach of or default under any of the Insurance Policies and (c) neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with or without notice, or the lapse of time, or both, would constitute such a breach or default or permit termination modification of any of the Insurance Policies. Except as would not have a Company Material Adverse Effect, since January 1, 2021, the Company has not received any written notice of termination, premium increase, cancellation or denial of coverage with respect to or invalidation of any of the Insurance Policies held or maintained by the Company and the Company Subsidiaries. As of the date of this Agreement, there is no material claim by the Company or any Company Subsidiary that is pending or being questioned or disputed by the underwriters of such Insurance Policies. None of the Insurance Policies will terminate or lapse by reason of the transactions contemplated by this Agreement.

Section 3.26 Customers and Suppliers.

(a) Section 3.26(a) of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest (measured by gross revenue to the Company and its Subsidiaries on a consolidated basis) customers (each, a “Material Company Customer”) to the Company and its Subsidiaries for the twelve (12) month period ending on June 30, 2023.

(b) Section 3.26(b) of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest (measured by gross expenditures by the Company and its Subsidiaries on a consolidated basis) vendors (each, a “Material Company Vendor”) to the Company and its Subsidiaries for the twelve (12) month period ending on June 30, 2023.

(c) As of the date of this Agreement, no Material Company Customer or Material Company Vendor has terminated or cancelled, or notified the Company or any of its Subsidiaries that it intends to terminate or cancel, or decrease materially or, to the Company’s knowledge, threatened to decrease materially, its relationship with the Company or any of its Subsidiaries in a manner materially adverse to the Company or any of its Subsidiaries. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is engaged in a material dispute with a Material Company Customer or Material Company Vendor. From June 30, 2023 to the date of this Agreement, there has been no material change in the pricing or other material terms of its business relationship with any Material Company Customer or Material Company Vendor that is materially adverse to the Company or its Subsidiaries, except changes made in the ordinary course of business consistent with past practices which changes in the aggregate would not be materially adverse to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, all amounts due and owing by such Material Company Customer to, or to such Material Company Vendor by, the Company or any of its Subsidiaries have been paid in all material respects in accordance with their respective terms.

Section 3.27 Inventory. The Company or its Subsidiaries has good and marketable title to its inventory free and clear of all Liens (other than Permitted Liens). The inventory has been manufactured in accordance with the specifications therefor as set forth in the applicable manufacturing documentation, the applicable Permits and other Laws, except as would not, individually or in the aggregate, reasonably be expected to create a material liability for the Company. The inventory is in good and merchantable condition, has been properly stored in accordance with the relevant specifications and is sufficient for the operation of the Company and its Subsidiaries in the ordinary course consistent with past practice, except as would not, individually or in the aggregate, reasonably be expected to create a material liability for the Company.

Section 3.28 FPCA; Anti-Corruption; Trade Compliance.

(a) The Company and its Subsidiaries, and, to the knowledge of Company, their respective affiliates, have, over the past five (5) years, complied, and are in compliance, in all material respects with, (i) (A) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. §1778), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30), and (B) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law (“Import/Export Laws”), (ii) economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (A) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (B) the United Nations Security Council, the European Union, any European Union member state or the United Kingdom (“Sanctions Laws,” and collectively with Import/Export Laws, “Trade Compliance Laws”).

(b) Except as would not, individually or in the aggregate, reasonably be expected to create a material liability for the Company, over the past five (5) years, neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any of their respective affiliates, has engaged in transactions or dealings, either directly or knowingly indirectly, to or from a country, region or territory subject to comprehensive Sanctions Laws (at the time of this Agreement, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea or Syria) (the “Restricted Territories”) or has engaged in a transaction or dealing with (i) any person listed in any Sanctions Laws-related list of designated persons; (ii) any person operating, organized, or ordinarily resident in a Restricted Territory; (iii) the governments of Russia or Venezuela or the government of a Restricted Territory; or (iv) any person 50% or more owned or controlled by any such person or persons or acting for or on behalf of such person or persons, in all cases in violation of applicable Sanctions Laws.

(c) Except as would not have a Company Material Adverse Effect, neither the Company nor any Subsidiary, nor any director, officer, nor, to the Company’s knowledge, any employee, agent, or other Representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, over the past five (5) years, directly or indirectly, violated any applicable Anti-Corruption Laws; nor has the Company, any Subsidiary nor any director, officer, nor, to the Company’s knowledge, any employee, agent, or other Representative of the Company or any of its Subsidiaries corruptly offered, paid, promised to pay, authorized, solicited, or received the payment of money or anything of value, directly or indirectly, to or from any person, including any government official: (i) to influence any official act or decision of a government official; (ii) to induce a government official to do or omit to do any act in violation of a lawful duty; (iii) to induce a government official to influence the act or decision of a Governmental Entity; (iv) to secure any improper business advantage; (v) to obtain or retain business in any way related to the Company or any of its Subsidiaries; or (vi) that would otherwise constitute a bribe, kickback, or other improper or illegal payment or benefit.

(d) Except as would not have a Company Material Adverse Effect, neither the Company nor any Subsidiary nor, any director, officer or employee of the Company or any of its Subsidiaries, nor to the knowledge of the Company, any agent or other Representative of the Company or any of its Subsidiaries is, or over the past five (5) years, has been, subject to any actual or pending or, to the knowledge of the Company, threatened actions or made any voluntary disclosures to any Governmental Entity relating to applicable Anti-Corruption Laws or Trade Compliance Laws.

Section 3.29 Opinion of Financial Advisor. On or prior to the date of this Agreement, the Company Board has received the opinion of Lincoln International LLC (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and other factors set forth therein, the Merger Consideration to be received by holders of Company Common Stock in the proposed Transactions, is fair, from a financial point of view, to such holders. The Company shall deliver a correct and complete copy of each such written opinion of the Company Financial Advisor to Parent solely for informational purposes promptly after receipt thereof by the Company.

Section 3.30 Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in this Agreement are true, accurate and complete, (a) the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law (the “Takeover Statutes”) are not applicable to this Agreement and the transactions contemplated hereby and (b) no “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Law is applicable to this Agreement or the Transactions.

Section 3.31 Vote Required. Assuming the accuracy of the representations and warranties contained in Section 4.10, the only vote of the holders of Shares required to adopt this Agreement or approve the Transactions is the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”).

Section 3.32 Brokers. No broker, finder or investment banker other than the Company Financial Advisor or Lake Street Capital Markets, LLC is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Company, any of the Company Subsidiaries or any of their respective affiliates.

Section 3.33 No Other Representations or Warranties. Other than the representations and warranties expressly set forth in Article III of this Agreement, neither the Company nor any other person on behalf of the Company makes, and the Company, on behalf of itself and each such other person, hereby disclaims any express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any information, documents or material made available to Parent or Merger Sub or any of their Representatives in connection with the transactions contemplated by this Agreement, including in the data room maintained by the Company and management presentations. The Company agrees that, other than the representations and warranties expressly set forth in Article IV of this Agreement, neither Parent nor any of its Subsidiaries makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company:

Section 4.01 Organization. Each of Parent and Merger Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Merger Sub has requisite corporate or other legal entity, as the case may be, power and authority to carry on its business as it is now being conducted, except where the failure to have such power and authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Transactions.

Section 4.02 Authority. Each of Parent and Merger Sub has the requisite corporate or other legal entity power and authority to execute, deliver and perform this Agreement and to consummate the Transactions. The board of directors of each of Parent and Merger Sub have approved and declared advisable this Agreement and the execution, delivery and performance thereof and the consummation of the Transactions, including the Merger, and the board of directors of Merger Sub has recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement by written consent in lieu of a meeting. Parent, as sole stockholder of Merger Sub, shall duly execute and deliver a stockholder consent, such consent to be effective immediately following the execution of this Agreement, adopting this Agreement pursuant to Section 228 of the DGCL (the “Parent Consent”). Promptly following the execution of this Agreement, Parent will deliver to the Company a copy of the Parent Consent. The execution, delivery and, subject to the effectiveness of the Parent Consent, performance of this Agreement by Parent and Merger Sub and the consummation by them of the Transactions have been duly authorized by all necessary corporate or other legal entity action on the part of Parent and Merger Sub, and, subject to the effectiveness of the Parent Consent, no other corporate or other legal entity proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the Transactions. This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by Parent or Merger Sub will be, duly and validly executed and delivered by Parent and Merger Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes, and when executed and delivered such other agreements and instruments will constitute, the valid and binding obligation of Parent and Merger Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions will: (i) conflict with or violate any provision of the certificate of incorporation, bylaws or any equivalent organizational or governing documents of Parent or Merger Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party (or by which any of their respective properties or assets is bound) or any material Permit held by Parent or Merger Sub, except, with respect to clauses (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or creation of Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

(b) None of the execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub or any of their respective affiliates of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the submission of any filings and notifications, and the receipt, termination or expiration, as applicable, of waivers, consents, clearances, approvals, authorizations, waiting periods or agreements, required under any Antitrust Laws, (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act, (iv) filings as may be required under the rules and regulations of the New York Stock Exchange, (v) any applicable international, federal or state securities or “blue sky” Laws, and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Transactions.

Section 4.04 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the time the Proxy Statement is first published, mailed or given to the Company Stockholders or at the time of the Company Stockholders Meeting (as it may be adjourned or postponed in accordance with this Agreement), as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.05 Litigation. As of the date of this Agreement, there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Transactions. As of the date of this Agreement, none of Parent or any of its Subsidiaries is subject to any outstanding Order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Transactions.

Section 4.06 Capitalization and Operations of Merger Sub. As of the date of this Agreement, the authorized number of shares of common stock of Merger Sub consists of 100 shares, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding shares of common stock of Merger Sub are owned by Parent, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any other business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement.

Section 4.07 Sufficient Funds. Parent has, as of the date hereof, and shall have at the Closing, sufficient funds on hand and access to sufficient funds under existing credit facilities to consummate the Transactions and to satisfy when due all of the obligations of Parent and Merger Sub under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all costs and expenses of the Transactions (including any obligations of the Surviving Corporation and the Company Subsidiaries) which become due or payable by the Surviving Corporation or any Company Subsidiary in connection with the Transactions as contemplated by this Agreement.

Section 4.08 Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived and (b) the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby in accordance with GAAP, then at and immediately following the Effective Time and after giving effect to all of the Transactions, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation, will be Solvent. Parent and Merger Sub are not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Company, any Company Subsidiary or any affiliates thereof.

Section 4.09 Brokers. No broker, finder or investment banker other than Evercore Group L.L.C. is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of Parent, Merger Sub or any of their respective affiliates.

Section 4.10 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries nor any of their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL) is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. Neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of capital stock or other securities of the Company or any options, warrants or other rights to acquire shares of capital stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.11 Lack of Agreements. Other than this Agreement and the Confidentiality Agreement, as of the date hereof, there are no Contracts between Parent or Merger Sub or any of their affiliates, on the one hand, and any member of the Company’s management, the Company Board, or any stockholder of the Company, on the other hand, relating to the Company (including relating to compensation and retention of the Company’s management), the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time.

Section 4.12 Acknowledgement of No Other Representations or Warranties. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED ITS OWN INDEPENDENT INVESTIGATION AND ANALYSIS OF THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) AND PROSPECTS OF THE COMPANY AND THE COMPANY SUBSIDIARIES AND THAT IT AND ITS REPRESENTATIVES HAVE RECEIVED ACCESS TO SUCH BOOKS AND RECORDS, FACILITIES, EQUIPMENT, CONTRACTS AND OTHER ASSETS OF THE COMPANY AND THE COMPANY SUBSIDIARIES THAT IT AND ITS REPRESENTATIVES HAVE DESIRED OR REQUESTED TO REVIEW FOR SUCH PURPOSE AND THAT IT AND ITS REPRESENTATIVES HAVE HAD FULL OPPORTUNITY TO MEET WITH THE MANAGEMENT OF THE COMPANY AND THE COMPANY SUBSIDIARIES AND TO DISCUSS THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) AND PROSPECTS OF THE COMPANY AND THE COMPANY SUBSIDIARIES. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN ARTICLE III, NONE OF THE COMPANY, THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR THE COMPANY REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATION OR WARRANTY CONCERNING THE COMPANY

OR THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OR THE TRANSACTIONS, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH OF PARENT AND MERGER SUB ACKNOWLEDGES AND AGREES THAT NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE FINANCIAL PROJECTIONS, FORECASTS, COST ESTIMATES AND OTHER PREDICTIONS RELATING TO THE COMPANY AND THE COMPANY SUBSIDIARIES MADE AVAILABLE TO PARENT.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, except (w) as specifically set forth in Section 5.01 of the Company Disclosure Letter as an exception to the corresponding restriction of this Section 5.01, (x) as expressly required or expressly provided for by this Agreement, (y) as required by applicable Law or (z) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed, or conditioned), the Company will, and will cause each Company Subsidiary to, use commercially reasonable efforts to conduct its business and operations in all material respects in the ordinary course of business consistent with past practice, and the Company will use, and will cause each Company Subsidiary to use, commercially reasonable efforts to (1) preserve intact its and their business organization, (2) preserve the present relationships and goodwill with those persons having significant business relationships with the Company and the Company Subsidiaries and (3) comply with and maintain all material Permits required to conduct its and their businesses and to own, lease and operate its and their properties and assets. Without limiting the foregoing, subject to the exceptions described in clauses (w) through (z) of the foregoing sentence, the Company shall not, and shall not permit any Company Subsidiary to:

(a) amend the Company Charter, Company Bylaws or certificate of incorporation or bylaws (or other similar governing documents) of any Company Subsidiary;

(b) issue, sell, grant options, restricted stock units, restricted stock or rights to purchase, pledge, or authorize or propose the issuance of, sale of, or grant of options, restricted stock units, restricted stock or rights to purchase or pledge, any Company Securities or Subsidiary Securities, other than (i) the issuance of Shares upon the exercise of Company Options or the vesting and settlement of RSU Awards, in each case outstanding as of the date hereof in accordance with their terms, or the issuance of Shares pursuant to the terms of the Company Stock Purchase Plan and (ii) the issuance of securities by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(c) adjust, split, combine, recapitalize, subdivide or reclassify or otherwise amend the terms of any shares of its capital stock or other equity interests;

(d) sell, pledge, dispose of, transfer, lease, mortgage, license, sublicense, abandon, allow to lapse, assign or encumber any Company Subsidiary or any material property, securities, or material assets of the Company or any Company Subsidiary, except (i) pursuant to Company Material Contracts existing as of, and true, correct and complete copies of which have been made available to Parent prior to, the date of this Agreement and set forth in Section 5.01(d)(i) of the Company Disclosure Letter, (ii) pursuant to Incidental Contracts, or (iii) for de minimis dispositions or abandonments of immaterial tangible assets not currently used in the Company’s or Company’s Subsidiaries business, in the ordinary course of business and consistent with past practice;

(e) declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock or other equity interests, whether payable in cash, stock, property or a combination thereof;

(f) other than (i) in connection with the exercise of any outstanding Company Options or offers of purchase rights under the Company Stock Purchase Plan permitted by the terms of such Company Options or the Company Stock Purchase Plan, as applicable, or the payment of related withholding Taxes, by net exercise or by tendering of shares or (ii) Tax withholdings on the vesting or payment of RSU Awards or the vesting of Restricted Stock Awards, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, securities of the Company or other rights exercisable for or convertible into any such equity securities;

(g) (i) make any acquisition or disposition, or make any offer or agreement to acquire or dispose by means of a merger, consolidation, recapitalization, purchase, sale or otherwise, in one transaction or any series of related transactions, of any business, assets or securities or any sale, lease, encumbrance or other disposition of assets or securities of the Company or any of its Subsidiaries or any person or (ii) adopt, publicly propose or enter into a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, or file or consent to the filing of a petition in bankruptcy under any provisions of applicable Law, except for in the ordinary course of business and consistent with past practice;

(h) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations (excluding existing obligations as of the date hereof) of any other person;

(i) incur, create, assume or otherwise become liable or responsible for any Indebtedness or issue any debt securities, or assume or guarantee the obligations of any person (other than a wholly owned Company Subsidiary) for borrowed money;

(j) make any loans, advances or capital contributions to, or investments in, any other person, other than (i) loans solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, (ii) advances for travel and other out-of-pocket expenses to officers, directors or employees of the Company or any Company Subsidiary made in the ordinary course consistent with past practice, and (iii) advances to directors and officers required to be made pursuant to any indemnification or advancement obligations in the Company Charter, the Company Bylaws, the governing documents of any Company Subsidiary, or any employment agreement or indemnification agreement to which the Company or any Company Subsidiary is party as of the date of this Agreement (true and accurate copies of which have been made available to Parent prior to the date of this Agreement);

(k) except to the extent required by this Agreement, applicable Law or the terms of any Company Benefit Plan, as in effect on the date hereof and set forth on Section 5.01(k) of the Company Disclosure Letter: (i) hire any employee at the level of Director or higher, except in the ordinary course of business or as otherwise required by applicable Law, or an existing Contract, (ii) increase the compensation or benefits payable or to become payable to its directors, officers or employees (other than if the Closing has not yet occurred as of February 28, 2024 merit increases in salaries for employees with titles below the level of Vice President, not to exceed four percent (4%) in the aggregate of such employees’ salaries on the date hereof in the ordinary course of business consistent with prior years’ annual compensation review cycles), or promote any non-officer employee to an officer position; (iii) grant any rights to severance or termination pay or other termination benefit or terminate any such individual, other than for cause or due to death or disability; (iv) establish, terminate, adopt, enter into or materially amend any CBA or Company Benefit Plans (or any collective bargaining or similar labor agreement, or employee benefit plan or arrangement, that would be a CBA or a Company Benefit Plan (as applicable) if in effect on the date hereof); or (v) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability, time of payment or funding of any compensation or any equity award or other benefit under any Company Benefit Plan with respect to any current or former service provider;

(l) make any change in accounting policies or procedures, other than as required by GAAP, applicable Law or any Governmental Entity with competent jurisdiction;

(m) engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated under the Exchange Act;

(n) (i) prepare or file any material Tax Return materially inconsistent with past practice or take any position or adopt any method on any such Tax Return that is materially inconsistent with positions taken or methods used in preparing or filing similar Tax Returns in prior periods, (ii) make, change or revoke any material Tax election, (iii) enter into any Tax allocation, indemnity or sharing agreement (other than any such agreement entered into in the ordinary course of business, the primary purpose of which is unrelated to Taxes or any agreement solely among any of the Company or the Company Subsidiaries), (iv) change any annual Tax accounting period, (v) file any amendment to a material Tax Return, (vi) enter into any “closing agreement” with any taxing authority regarding a material amount of Tax, (vii) consent to any material Tax claim or assessment or surrender a right to a material refund of Taxes, (viii) adopt or change any method of Tax accounting, or (ix) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(o) make or authorize any capital expenditure, or incur any obligations, liabilities or Indebtedness in respect thereof, except for those in an amount less than $75,000 contemplated by the capital expenditure budget for the relevant fiscal year at or after the time contemplated by such budget, which capital expenditure budget has been made available to Parent prior to the date of this Agreement;

(p) change in any material respect the policies or practices regarding accounts receivable or accounts payable or cash management or fail to manage working capital in accordance with past practices, except as required by GAAP or applicable Law;

(q) settle any suit, action, claim, proceeding or investigation other than a settlement solely for monetary damages (net of insurance proceeds received) not in excess of $25,000 individually or $50,000 in the aggregate;

(r) except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 5.01, (i) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract or a Real Property Lease, (ii) materially modify, materially amend, let lapse or terminate (other than expirations in accordance with its terms) any Company Material Contract or Real Property Lease or waive, release or assign any material rights or material claims or make any material payment, directly or indirectly, of any liability of the Company or the Company Subsidiaries before the same comes due in accordance with its terms, thereunder, (iii) sublease or license any portion of the real property leased under any Real Property Lease, or (iv) acquire a fee interest in any real property;

(s) create any Subsidiary of the Company or any of its Subsidiaries;

(t) enter into any new line of business, or form or commence the operations of any joint venture;

(u) amend in a manner that adversely impacts in any material respect the ability to conduct its business, or terminate or allow to lapse any material Permits of the Company or its Subsidiaries;

(v) except in the ordinary course of business consistent with past practice or pursuant to a Contract in effect as of the date hereof, exclusively license or sublicense, sell, transfer, dispose of, abandon, cancel, knowingly allow to lapse, or fail to renew, maintain, diligently pursue applications for or defend any Intellectual Property Rights of the Company or any Company Subsidiary that are individually or in the aggregate material to the Company and the Company Subsidiaries; or

(w) authorize, resolve or offer, agree or commit, in writing or otherwise, to do any of the foregoing.

Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective business operations.

Section 5.02 Agreements Concerning Parent and Merger Sub.

(a) During the period from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, Merger Sub shall not engage in any activity of any nature except for activities contemplated by, related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) or as provided in or contemplated by this Agreement, and, subject to the foregoing, neither Parent nor Merger Sub shall take or agree, authorize, resolve, offer or commit to take any action that would prevent or materially delay or adversely affect in any material manner the consummation of the Transactions.

(b) Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

Section 5.03 No Solicitation.

(a) Prohibited Activities. Except as expressly permitted by this Section 5.03, from and after the date hereof, at all times until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, (i) the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease all existing discussions or negotiations with any person (other than Parent, Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Competing Proposal and (ii) the Company shall not, and shall cause the Company Subsidiaries, and its and their respective Representatives not to, directly or indirectly, (A) initiate, solicit, knowingly encourage (including by way of furnishing non-public information relating to the Company or any Company Subsidiary), or knowingly take any action designed to facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any proposal or offer to the Company Stockholders), that constitutes or would reasonably be expected to lead to a Competing Proposal, (B) furnish to any person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) any non-public information or data regarding the Company or any of the Company Subsidiaries or afford to any person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any Company Subsidiary, in any such case with the intent to encourage, facilitate or assist the making, submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal, (C) enter into, knowingly facilitate, participate, continue or engage in any discussions or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, (D) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any Company Subsidiary (provided, however, that if, and only if, the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to amend or grant any waiver or release under any such standstill or similar agreement is inconsistent with the directors’

fiduciary duties under the DGCL, the Company may amend or grant a waiver or release under such standstill or similar agreement, solely to the extent necessary to permit a person to make, on a confidential basis to the Company Board, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Parent as contemplated by this Section 5.03), or (E) authorize, permit or direct any of their Representatives to, resolve or agree to do any of the foregoing. Promptly after the date of this Agreement, the Company will terminate access by any person (other than Parent, Merger Sub and their Representatives) to any physical or electronic dataroom or other access to data or information of the Company, in each case relating to or in connection with a potential Competing Proposal (or prior discussions in respect of a potential Competing Proposal) and request that each person (other than Parent, Merger Sub and their Representatives) that has executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a potential Competing Proposal (or prior discussions in respect of a potential Competing Proposal) promptly return to the Company or destroy all non-public documents and materials containing non-public information of the Company that has been furnished by the Company or any of its Representatives to such person pursuant to the terms of such confidentiality agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company, the Company Subsidiaries and their respective Representatives may (1) inform a person that has made or is considering making a Competing Proposal of the provisions of this Section 5.03 and (2) engage in discussions solely to clarify and understand the terms and conditions of any unsolicited inquiry offer or proposal to the extent necessary to determine whether such inquiry, offer or proposal constitutes or would reasonably be expected to result in a Competing Proposal. Without limiting the foregoing, the Company agrees that any violation of the restrictions set forth in this Section 5.03 by any Company Subsidiary or any Representative of the Company or any Company Subsidiary shall constitute a breach by the Company of this Section 5.03.

(b) Notice of Competing Proposal. From and after the date hereof, at all times until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, as promptly as practicable, and in any event within twenty-four (24) hours, the Company shall give written notice to Parent of (i) any Competing Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to any Competing Proposal) received by the Company, any Company Subsidiary or any of its Representatives, (ii) any request for information in connection with any Competing Proposal from a third party, and (iii) any discussions or negotiations with a third party with respect to a Competing Proposal that are sought to be initiated or had with, in each case of clauses (i) through (iii), the Company, any Company Subsidiary or any of its or their Representatives, setting forth in such notice the identity of such person, the terms and conditions of the Competing Proposal (including, if applicable, complete copies of any written requests, proposals, or offers, including proposed agreements), and the Company thereafter shall keep Parent informed, on a reasonably current basis (and, in any event, within twenty-four (24) hours), of any updates or changes to the terms of any such proposals or offers (including any material amendments thereto) or any other inquiries, requests, discussions or negotiations, in each case, that are material, made or had in connection with such Competing Proposal.

(c) Response to Competing Proposal. Notwithstanding anything to the contrary contained in this Agreement, if, at any time following the execution and delivery of this Agreement and prior to the earlier of the Company obtaining the Company Stockholder Approval or the valid termination of this Agreement in accordance with Article VII, (i) the Company, any of the Company Subsidiaries or any of its or their Representatives has received a bona fide, written Competing Proposal from a third party after the execution and delivery of this Agreement that did not result from a breach of Section 5.03(a) and (ii) the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take the action described in clauses (A) and (B) below would be inconsistent with its fiduciary duties under applicable Law, then the Company or the Company Subsidiaries and its and their Representatives may (A) furnish information or data, including with respect to the Company and the Company Subsidiaries, to the person or group making such Competing Proposal and its Representatives and (B) participate in discussions or negotiations (including solicitation of revised Competing Proposals) with the person or group making such Competing Proposal and its Representatives in connection with such person’s or group’s Competing Proposal; provided that, before taking any of the actions described in the foregoing clauses (A) and (B), the Company shall (x) first enter into an Acceptable Confidentiality Agreement with the person or group making such Competing Proposal, (y) promptly (and, in any event, within twenty-four (24) hours) provide to Parent a copy of such Acceptable Confidentiality Agreement and any non-public information that is provided to such person and which was not previously provided to Parent and (z) limit any waiver of such person’s or group’s noncompliance with the provisions of any “standstill” agreement solely to the extent necessary to permit such discussions or negotiations.

Section 5.04 Company Recommendation.

(a) Company Recommendation; Change of Company Recommendation. Except as permitted by Section 5.04(b) or Section 5.04(c), from and after the date hereof, at all times until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, neither the Company Board nor any committee thereof will (i) adopt, authorize, approve, declare advisable or recommend, or propose publicly to adopt, authorize, approve, declare advisable or recommend, any Competing Proposal, (ii) withhold, withdraw, modify, qualify or amend, in each case, in a manner adverse to Parent or Merger Sub, or publicly propose to withhold, withdraw, modify, qualify or amend, in each case, in a manner adverse to Parent or Merger Sub, the Company Recommendation, or fail to include the Company Recommendation in the Proxy Statement, (iii) fail to (A) reaffirm the Company Recommendation within ten (10) Business Days after receipt of a written request of Parent following a Competing Proposal that has been publicly announced (and not publicly withdrawn) or, if earlier, prior to the Company Stockholders Meeting; provided, that the Company Board shall not be required to make any reaffirmation more than one time with respect to any Competing Proposal unless there shall have been a publicly disclosed change regarding such Competing Proposal; and (B) recommend against acceptance of a tender or exchange offer by the Company Stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding Shares within the later of ten (10) Business Days after the commencement of such tender offer or exchange offer or the end of the applicable period after delivery of the notice or notices required to be delivered by the Company to Parent under Section 5.04(b); provided that the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to recommend against acceptance of any such offer, and (iv) approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other Contract or other similar agreement to effect any Competing Proposal or requiring the Company to abandon, terminate or fail to consummate the Transactions (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.03(c) relating to a Competing Proposal) (such agreement identified in clause (iv), other than such an Acceptable Confidentiality Agreement, an “Alternative Acquisition Agreement”, and any of the actions set forth in clauses (i), through (iv), a “Change of Company Recommendation”).

(b) Superior Proposal. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Company Stockholder Approval, the Company Board (or any duly authorized committee thereof) may, in response to the receipt of a bona fide written Competing Proposal received after the date hereof that did not result from a breach of Section 5.03(a) and is not withdrawn, make a Change of Company Recommendation or terminate this Agreement in accordance with Section 7.01(d) in order to cause the Company to enter into a binding and definitive written Alternative Acquisition Agreement with respect to a Superior Proposal, in each case only if: (i) the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that (A) failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) such Competing Proposal constitutes a Superior Proposal, (ii) the Company provides Parent written notice at least three (3) Business Days prior to effecting a Change of Company Recommendation of the Company Board’s intention to take such action, specifying the reasons therefor (a “Notice of Change of Recommendation”), which notice shall identify the person making such Competing Proposal, describe the terms and conditions of such Competing Proposal and include a copy of all definitive agreements and documentation in respect thereof (it being agreed that neither the delivery of the Notice of Change of Recommendation nor the public disclosure thereof shall constitute a Change of Company Recommendation), (iii) prior to effecting such Change of Company Recommendation, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would obviate the basis for a Change of Company Recommendation, and (iv) no earlier than the end of such three (3) Business Day period, the Company Board (or any duly authorized committee thereof) again determines in good faith, after consultation with its outside financial advisors and outside legal counsel and after considering any written, binding and irrevocable amendments to the terms and conditions of this Agreement proposed by Parent during such three (3) Business Day period, that (A) failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) such Competing Proposal continues to constitute a Superior Proposal; provided, that any change to the financial terms (including any change to the amount, form or mix of consideration payable) or other material amendment to the terms of such Competing Proposal (whether or not in response to any changes proposed by Parent pursuant to clause (iii)) shall require a new Notice of Change of Recommendation and an additional three (3) Business Day period from the date of such notice during which the terms of clause (i) through (iv) shall apply mutatis mutandis (other than the number of days).

(c) Intervening Event. Notwithstanding anything contrary set forth in this Agreement, other than in connection with a Competing Proposal (which shall be subject to Section 5.04(b) and shall not be subject to this Section 5.04(c)) and prior to the time the Company Stockholder Approval is obtained, the Company Board (or any duly authorized committee thereof) may effect a Change of Company Recommendation in response to the occurrence of an Intervening Event if the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel (x) that an Intervening Event has occurred and is continuing and (y) that the failure to effect a Change of Company Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law, in each case only if: (i) the Company has first given Parent advance written notice at least three (3) Business Days prior to taking such action of its intention to take such action, specifying the reasons therefor and including a reasonably detailed description of such Intervening Event (it being agreed that the delivery of such notice and the public announcement of such delivery shall not constitute a Change of Company Recommendation), (ii) prior to effecting such Change of Company Recommendation, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent requests in writing to so negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would obviate the basis for a Change of Company Recommendation, and (iii) following the end of such three (3) Business Day period, the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and after considering any written, binding and irrevocable amendments to the terms and conditions of this Agreement proposed by Parent during such three (3) Business Day period, that the failure to make a Change of Company Recommendation would be inconsistent with its fiduciary duties under applicable Law.

(d) Permitted Disclosure. Nothing contained in this Section 5.04 shall prohibit the Company from complying with its disclosure obligations under U.S. federal or state Law with regard to a Competing Proposal, including (i) Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to a Competing Proposal or (ii) issuing “stop, look and listen” communications or similar communications of the type contemplated by Section 14d-9(f) under the Exchange Act; provided that this Section 5.04(d) shall not be deemed to permit the Company Board to make a Change of Company Recommendation except, in each case, to the extent permitted by Section 5.04(b) or Section 5.04(c).

Section 5.05 Preparation of the Proxy Statement; Company Stockholders Meeting.

(a) As promptly as reasonably practicable, and no later than fifteen (15) Business Days following the date of this Agreement (provided, that Parent complies with its obligations in this Section 5.05), the Company shall prepare and file a preliminary Proxy Statement with the SEC. Subject to Section 5.04, the Proxy Statement shall include the Company Recommendation. Parent shall cooperate with the Company in the preparation of the Proxy Statement, and each of Parent and the Company shall furnish all information concerning it and its affiliates (including, in the case of Parent, Merger Sub) and any transaction any of them have or are contemplating entering into in connection with this Agreement that is necessary or appropriate in connection with the preparation of the Proxy Statement, and provide such other assistance as may be reasonably requested by the Company in the connection with the preparation, filing and distribution of the Proxy Statement. The parties shall use their respective commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. Prior to filing or mailing the Proxy Statement (including any preliminary Proxy Statement and any amendment or supplement thereto) or any other documents related to the Company Stockholders

Meeting, or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on the Proxy Statement (and any amendment or supplement thereto), any other documents related to the Company Stockholders Meeting or response (including the proposed final version of the Proxy Statement or response) and (ii) shall consider in good faith all comments reasonably proposed by Parent. The Company shall promptly notify Parent upon the receipt of any comments (written or oral) from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement or for additional information and will provide Parent with copies of all correspondence between the Company or its Representatives, on the one hand, and the SEC or its staff, on the other hand, related to the Proxy Statement or the Transactions.

(b) If, at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, Merger Sub, any of their affiliates, officers, directors or any transaction any of them have or are contemplating entering into in connection with this Agreement, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, at the time and in light of the circumstances under which they were made, not false or misleading, the party that discovers such information shall as promptly as practicable notify the other party and correct such information, and the Company shall file with the SEC an appropriate amendment or supplement describing such information as promptly as reasonably practicable after Parent has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, the Company shall disseminate such amendment or supplement to the stockholders of the Company.

(c) Subject to Section 5.04, the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act within five (5) Business Days after the date hereof and shall take, in accordance with applicable Law, the Company Charter and the Company Bylaws, all action necessary to establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting as promptly as practicable after the SEC Clearance Date, for the purpose of seeking the Company Stockholder Approval. The Company shall consult with Parent regarding the date to be used as the record date and the timing of any “broker search” required under Rule 14a-13 of the Exchange Act. Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company Stockholder Approval shall be the only matter (other than (i) adjournment of the Company Stockholders Meeting, (ii) procedural matters and executive compensation matters related to the Transactions and (iii) any other matters as required by applicable Law) which the Company shall propose to be acted on by Company Stockholders at the Company Stockholders Meeting. In connection with the foregoing, the Company shall file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be mailed to the Company Stockholders as of the record date established for the Company Stockholders Meeting as promptly as practicable (and in any event shall do so within five (5) Business Days) after the date on which the Company is informed that the SEC has no further comments on the Proxy Statement (the “SEC Clearance Date”; provided that if the SEC has failed to affirmatively notify the Company within ten (10) calendar days after the initial filing of the Proxy Statement with the SEC that it will or will not be reviewing the Proxy Statement, then such date shall be the “SEC Clearance Date”). Unless this Agreement is terminated in accordance with its terms, the Company shall (A) upon the reasonable request of Parent, provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis and (B) give written notice to Parent one day prior to the Company Stockholders Meeting, and on the day of, but prior to the Company Stockholders Meeting, indicating whether as of such date sufficient proxies representing the Company Stockholder Approval have been obtained.

(d) Notwithstanding any provision of this Agreement to the contrary, the Company may postpone or adjourn only (and shall postpone or adjourn the Company Stockholders Meeting upon reasonable request of Parent in the event of clauses (ii), (iii) or (iv)): (i) with the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders Meeting or following an order or request from the SEC, (iv) if Parent or the Company reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained, to allow additional solicitation of votes in order to obtain the Company Stockholder Approval, or (v) to the extent the Company is obligated to do so under any applicable Law or Order; provided that, except as required by applicable Law or Order, the Company Stockholders Meeting shall not be adjourned or postponed in accordance with the foregoing by more than an aggregate of thirty (30) days from the originally-scheduled date, or to a date on or after the fifth (5th) Business Day preceding the Outside Date. Unless the Company Board has validly made a Change of Company Recommendation in accordance with Section 5.03 and Section 5.04, the Company shall use its commercially reasonable efforts to (A) solicit the Company Stockholder Approval and (B) take all other action necessary or advisable to secure the Company Stockholder Approval, including communicating to the Company Stockholders the Company Recommendation and including such Company Recommendation in the Proxy Statement. In the event that the date of the Company Stockholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall use commercially reasonable efforts to implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Company Stockholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law. Unless this Agreement is validly terminated in accordance with Article VII prior to the Company Stockholders Meeting, the Company Stockholders Meeting shall be convened and the Company shall submit this Agreement and the Merger to its stockholders at the Company Stockholders Meeting, even if the Company Board has effected a Change of Company Recommendation.

Section 5.06 Access to Information. From the date of this Agreement until the earlier to occur of the valid termination of this Agreement in accordance with Article VII and the Effective Time, the Company shall, and shall cause each Company Subsidiary to (a) provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by the Company or any Company Subsidiary, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records (including Tax Returns and supporting documentation) of the Company and the Company Subsidiaries, and (b) furnish promptly such information concerning the business, properties, offices and other facilities, Contracts, assets, liabilities, employees, officers and other aspects of the Company and Company Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company is advised by counsel that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure and implement appropriate procedures to enable the disclosure of such information); (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; or (iv) breach, contravene or violate any applicable Law (including any Antitrust Law). Notwithstanding anything herein to the contrary, from the date of this Agreement until the earlier to occur of the valid termination of this Agreement in accordance with Article VII and the Effective Time, Parent and Merger Sub shall not, and shall cause their respective Representatives acting on their behalf not to, contact any customer, partner, vendor, supplier or employee of the Company or any of the Company Subsidiaries, in each case outside of the ordinary course of business and in connection with the Transactions without the Company’s prior written consent. All requests for information made pursuant to this Section 5.06 shall be directed to the person or persons designated by the Company. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Merger Sub shall, and shall cause their respective representatives accessing such properties to, comply with all applicable Laws and the Company’s and the Company Subsidiaries’ reasonable safety and security procedures. Notwithstanding anything to the contrary contained in this Section 5.06, from the date of this Agreement until the earlier to occur of the valid termination of this Agreement in accordance with Article VII and the Effective Time, none of Parent, Merger Sub or any of their respective affiliates shall conduct, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), any environmental investigation at any real property owned or leased by the Company, and in no event may any environmental investigation include any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any of such real property. Nothing in this Section 5.06 shall require the Company to permit any inspection of, or to disclose any information regarding, the deliberations of the Company Board or any committee thereof with respect to the Merger or the Transactions or any similar transaction or transactions (including the sale of one or more divisions) with any other person, the entry into this Agreement, or any materials provided to the Company Board or any committee thereof in connection therewith. Disclosure obligations regarding a Competing Proposal shall be governed by Section 5.03. Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives to, hold all information provided or furnished pursuant to this Section 5.06 confidential in accordance with the terms of the Confidentiality Agreement.

Section 5.07 Appropriate Action; Consents; Filings.

(a) Parent and the Company shall (and shall cause their affiliates to) use commercially reasonable efforts to (i) consummate the Transactions and cause the conditions set forth in Article VI to be satisfied, (ii) promptly obtain all actions or nonactions, consents, clearances,

Permits (including Environmental Permits), waivers, approvals, authorizations and Orders from Governmental Entities necessary or advisable in connection with the consummation of the Transactions, (iii) as promptly as practicable after the date of this Agreement, make all registrations, notifications and filings with any Governmental Entity necessary or advisable in connection with the consummation of the Transactions, including filings required under Antitrust Laws, and promptly make any further submissions that are necessary or advisable, (iv) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the Transactions and (v) execute and deliver any additional instruments necessary or advisable to consummate the Transactions. Parent, the Company and their respective affiliates shall not be required to make any concessions under this Section 5.07 that are not conditioned upon the Closing. Parent and the Company shall each be responsible for the payment of one-half of the filing fees applicable to the Transactions pursuant to any Antitrust Law.

(b) Notwithstanding anything contained in this Agreement to the contrary, in no event shall Parent or its affiliates be required to (and the Company shall not, and shall cause its affiliates not to, without Parent’s prior written consent) offer, propose, negotiate, agree to, consent to or effect (i) any operational restrictions or limitations, (ii) any sale, license, disposition or holding separate of assets or businesses or (iii) any other remedy, condition, commitment or undertaking of any kind, in each case, in order to obtain actions or nonactions, consents, clearances, Permits, waivers, approvals, authorizations or Orders of Governmental Entities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any Orders that would prevent or delay the consummation of the Transactions.

(c) Each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, or Proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, or Proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Transactions. Each party hereto will consult and cooperate with the other parties, and will consider in good faith the views of the other parties, in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, or opinion made or submitted to any Governmental Entity in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Proceeding and to have access to and be consulted in connection with, and to the extent practicable, provided the opportunity to review in advance, any document or opinion made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding. Notwithstanding anything to the contrary in this Section 5.07, no party hereto shall be in violation of this Agreement by virtue of providing information that is competitively sensitive to one another on an “outside counsel only” basis.

Section 5.08 Defense of Litigation. The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent of any Proceeding (including any putative class action or derivative litigation) asserted, threatened in writing or orally or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof, any of the Company’s directors or officers, or any Company Subsidiary and any Company

Subsidiary directors and officers relating to this Agreement, the Merger or any of Transactions (any such Proceeding, a “Transaction Litigation”) and shall keep Parent informed on a reasonably prompt basis regarding any such Transaction Litigation (including by promptly furnishing to the Parent and its Representatives such information relating to such Transaction Litigation as such persons may reasonably request). The Company shall give Parent the opportunity to (a) participate in the defense, prosecution, settlement or compromise of any Transaction Litigation, and (b) consult with counsel to the Company regarding the defense, prosecution, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 5.08, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith; provided, however, that without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) the Company shall not settle or compromise, agree to settle or compromise or take any other material action with respect to such Transaction Litigation.

Section 5.09 Public Announcements. The initial press release concerning this Agreement and the Transactions shall be issued by the Company, the contents of which have received prior approval from Parent, and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation; provided, that the restrictions set forth in this Section 5.09 shall not apply to any press release, public statement or other announcement issued or made, or proposed to be issued or made, by either Parent or the Company (a) in connection with, or in response to, a Competing Proposal or Change of Company Recommendation in compliance with Section 5.03 and Section 5.04 with respect to the matters contemplated thereby, or (b) as may be required by applicable Law or any listing agreement with any national securities exchange or (c) that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Section 5.09, including investor conference calls, filings with the SEC, Q&As or other publicly disclosed documents, in each case under this clause (c) to the extent such disclosure is still accurate. Nothing in this Section 5.09 shall limit the ability of the Company to make any internal announcements to its employees, customers or suppliers that are consistent in all material respects with the prior public disclosures regarding the Transactions or not inconsistent with the terms of this Agreement; provided, that the Company shall consult with Parent prior to making any such communication. In addition, no such consultation shall be required with respect to disclosures of information that are required by applicable Law or any listing agreement with any national securities exchange in connection with any dispute between the parties regarding this Agreement. For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Entity made pursuant to Section 5.07 shall be governed by Section 5.07 and not this Section 5.09.

Section 5.10 Directors & Officers Indemnification and Insurance.

(a) Indemnification. For six (6) years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages, liabilities or amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director, officer or employee of the Company or any Company Subsidiary or a fiduciary under benefit plans of the Company or any of the Company Subsidiaries (the “Indemnified Liabilities”) and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the Transactions, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 5.10. In the event of any such Indemnified Liability (whether or not asserted before the Effective Time), the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request documented expenses reasonably incurred in each case to the extent provided in the Company Charter, Company Bylaws and any indemnification agreements of the Company (that have been made available to Parent prior to the date hereof) in effect on the date of this Agreement(provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law). In the event any claim for indemnification or advancement is asserted or made in good faith within such six (6)-year period, all rights to indemnification and advancement in respect of such claim shall continue until the disposition of such claim.

(b) Insurance. The Company shall be permitted to, prior to the Effective Time, and if the Company fails to do so, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy; provided, that in no event shall the premium of the D&O Insurance exceed 300% of the then current aggregate annual premium of the Company’s existing policy in place at the Effective Time. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six (6) year period thereunder are being adjudicated) the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance from an insurance carrier with a credit rating the same as or better than the Company’s current insurance carrier for such six (6) year period (and for so long thereafter as any claims brought before the end of such six (6) year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement.

(c) Successors. In the event the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, Parent shall, and shall cause the Surviving Corporation to, require such successors, assigns or transferees of the Surviving Corporation or Parent to assume the obligations set forth in this Section 5.10.

(d) Continuation. For not less than six (6) years from and after the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation and the articles of incorporation and bylaws (or other similar documents) of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Company Charter, the Company Bylaws or the equivalent organizational documents of any Company Subsidiary. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary that have been made available to Parent prior to the date hereof and as set forth on Section 5.10(d) of the Company Disclosure Letter shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(e) Benefit. The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, each Indemnified Party’s heirs, executors or administrators and each Indemnified Party’s legal representatives and shall be binding on all successors and assigns of Parent and the Surviving Corporation, and the obligations of Parent and the Surviving Corporation under this Section 5.10 shall not be terminated or amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby, unless such termination or modification is required by applicable Law.

(f) Non-Exclusivity. The provisions of this Section 5.10 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. Nothing in this Agreement, including this Section 5.10, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.11 Takeover Statutes. The parties (in the case of the Company, assuming the accuracy of the representations and warranties contained in Section 4.10) shall use all commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit the Merger or the other Transactions and (b) if any Takeover Statute is or becomes applicable, to take all action necessary to render such Takeover Statute inapplicable to the foregoing, so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such Transactions.

Section 5.12 Employee Matters.

(a) For a period ending on the earlier of (x) twelve (12) months following the Closing Date, (y) December 31, 2024, or (z) the employee’s termination of employment or service (the “Continuation Period”), Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, provide each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) with (i) a base salary or base wage rate, as applicable, that is no less than the base salary or base wage rate as in effect immediately prior to the Closing, (ii) aggregate target annual cash and equity incentive compensation opportunities that are no less favorable than the aggregate value of the target annual cash and equity (but excluding retention or transaction based opportunities) incentive compensation opportunities as in effect immediately prior to the Closing (and for purposes of any performance-based incentive compensation opportunities, the value attributable to such opportunities shall be based on the target value); provided, that in no event will the cash and equity incentive opportunities provided to the Company Employees be more favorable than the cash and equity incentive opportunities provided to similarly situated employees of Parent and its Subsidiaries, and (iii) employee benefits that, in the aggregate, are substantially similar to the employee benefits (other than any Excluded Benefits (as defined below)) provided immediately prior to the Closing, or, to the extent the Company Employees are transitioned to Parent Plans (as defined below) during the Continuation Period, such employee benefits that, in the aggregate, are substantially similar to the employee benefits (other than any Excluded Benefits) provided to similarly situated employees of Parent. Notwithstanding any provision herein to the contrary, neither Parent nor any of its Subsidiaries (including the Surviving Corporation) shall be obligated to continue to employ any Company Employee for any specific period of time following the Closing Date, subject to applicable Law.

(b) To the extent that service is relevant for any purpose including eligibility, benefit accrual and vesting (including any paid time off or leave balance) under any employee benefit plan, program or arrangement (but excluding any defined benefit, retiree health and welfare, severance, transaction or retention bonus, equity or equity-based incentive or other similar plan, program or agreement (collectively, the “Excluded Benefits”)) established or maintained by Parent or any of its Subsidiaries (including the Surviving Corporation) for the benefit of the Company Employees (the “Parent Plans”) following the Closing Date, to the extent permitted under the applicable Parent Plan, such plan, program or arrangement shall credit such Company Employees for service earned on and prior to the Closing Date with the Company and the Company Subsidiaries in addition to service earned with Parent or any of Parent’s affiliates (including the Surviving Corporation) after the Closing Date to the extent such service was also relevant under the corresponding Company Benefit Plan; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c) In addition, and without limiting the generality of the foregoing, to the extent permitted under the applicable Parent Plan, Parent or its Subsidiaries (including the Surviving Corporation) shall use commercially reasonable efforts to cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in Parent Plans solely, after giving effect to Parent’s obligations set forth in Section 5.12(b), to the extent such Company Employees are eligible to participate in such Parent Plan as a result of coverage under such Parent Plan replacing coverage under any Company Benefit Plan in the plan year that includes the Closing

Date and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical, vision, disability, life insurance and/or other welfare benefits to any Company Employee (collectively, the “Parent Welfare Plans”) and solely, after giving effect to Parent’s obligations set forth in Section 5.12(b), to the extent such Company Employees are eligible to participate in such Parent Welfare Plans as a result of coverage under any such Parent Welfare Plan replacing coverage under a comparable Company Benefit Plan in the plan year that includes the Closing Date, (A) all pre-existing conditions, exclusions or limitations, eligibility waiting periods and actively-at-work requirements of such Parent Welfare Plans to be waived for such Company Employee and covered dependents (to the extent such conditions, exclusions, limitations, periods and requirements were waived or satisfied as of immediately prior to the Closing under comparable Company Benefit Plans), and (B) any eligible expenses incurred by each Company Employee and his or her covered dependents during the portion of the plan year of the Company Benefit Plan ending on the date such Company Employee’s participation in the corresponding Parent Welfare Plan begins to be taken into account under such Parent Welfare Plan (in a manner determined by Parent in its discretion) for purposes of satisfying all deductible, co-payment, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year (i.e., the plan year in which the Closing occurs) as if such amounts had been paid in accordance with such Parent Welfare Plan to the extent such amounts were taken into account for such purpose under the corresponding Company Benefit Plan(s); provided that the foregoing shall not apply to the extent it would result in a duplication of benefits.

(d) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as the establishment or amendment of any Company Benefit Plan or any other employee benefit plan maintained by the Company, Parent or any of their respective affiliates or create any rights or obligations except between the parties hereto, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third party any right to enforce the provisions of this Section 5.12 or entitle any person not a party to this Agreement to assert any claim hereunder or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular benefit plan, except in accordance with the terms of such plan or (B) retain the employment of any particular employee.

Section 5.13 Certain Tax Matters. On the Closing Date, the Company will deliver a certification, in form and substance required by the Treasury Regulations under Section 1445(b)(3) of the Code and reasonably acceptable to Parent, to the effect that the Company is not and has not been within the applicable time period a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, together with a duly executed notice of such certification to the IRS (collectively, the “FIRPTA Certificate”). After the date of this Agreement, the Company will (and will cause the Company Subsidiaries to) (i) reasonably cooperate with any reasonable request of Parent in connection with determining whether any withholding Taxes are applicable to payments made in connection with this Agreement, and determining the amount of any withholding Taxes applicable to payments made in connection with this Agreement (including any such Taxes imposed by taxing authorities in the People’s Republic of China); and (ii) take such actions as are reasonably requested by Parent to minimize to the extent permitted by applicable Law, any such Taxes that may be imposed in connection with the Transactions as a result of the People’s Republic of China Administration of Taxation Circular 7 (2015) or any similar or associated Laws of the People’s Republic of China or any other Governmental Entity.

Section 5.14 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions (“Transaction Expenses”) shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II. Except as set forth in Section 2.02(b)(iv), all Transfer Taxes incurred in connection with the Transactions shall be paid when due by Parent, Merger Sub or, after the Closing, the Surviving Corporation.

Section 5.15 Rule 16b-3 Matters. Notwithstanding anything to the contrary contained herein, prior to the Effective Time, the Company shall take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Transactions are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.16 Notice of Certain Events. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any written notice or other written communication received by such party from any Governmental Entity in connection with this Agreement or the Transactions, or from any person alleging that the consent of such person is or may be required in connection with any of the Transactions, (b) of any Proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its affiliates or otherwise relating to such party or any of its affiliates, in each case relating to any of the Transactions, (c) if it obtains knowledge of, or otherwise becomes aware of, any breach by such party of its representations, warranties and covenants hereunder, that would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or the Transactions not to be satisfied including, in the case of the Company, any Effect that would have a Company Material Adverse Effect, and in the case of the Parent, Merger Sub and the Company any Effect that would reasonably be expected to give rise to a right of a party to terminate this Agreement in accordance with its terms, and (d) the occurrence, or non-occurrence, of any other event that would be reasonably likely to cause any condition to the obligations of any party to effect the Merger or the Transactions not to be satisfied or give rise to a right of a party to terminate this Agreement in accordance with its terms; provided, however, that the delivery of any notice pursuant to this Section 5.16 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the respective rights, remedies, obligations, representations, warranties, covenants or agreements available hereunder to any party. The failure to deliver any such notice alone shall not affect any of the conditions to the Merger or give any party the right not to effect the Transactions, or give rise to any right to terminate under Article VII.

Section 5.17 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to enable the delisting of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 5.18 Closing Date Available Company Cash Statement. Not less than two (2) Business Days prior to the Closing Date and in no event more than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a written statement setting forth its reasonable and good faith estimate of Closing Date Available Company Cash (“Estimated Closing Date Available Company Cash”) and the components and calculations thereof in reasonable detail, which shall be prepared in accordance with GAAP applied in a manner consistent with the principles applied in connection with the preparation of the Company Financial Statements.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.01 Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Governmental Consents. All waiting periods (and any extensions thereof) applicable to the consummation of the Transactions, and any commitment to, or agreement (including any timing agreement) with, any Governmental Entity to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated and any consent, clearance or approval applicable to the consummation of the Transactions under the Antitrust Laws of the jurisdictions set forth in Section 6.01(b) of the Company Disclosure Letter shall have been obtained.

(c) No Restraints. No Order or other Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity of competent jurisdiction shall be in effect enjoining, preventing, restraining or otherwise prohibiting or making illegal consummation of the Transactions.

Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction (or waiver by Parent) at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 3.09(c) (Absence of Certain Changes) shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time; (ii) the representations and warranties set forth in Section 3.02 (Capitalization) shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specific date, in which case as of such specific date), except for any de minimis inaccuracies; (iii) the representations and warranties set forth in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03 (Authority), Section 3.30 (Takeover Statutes), Section 3.31 (Vote Required) and Section 3.32 (Brokers), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct in all material respects on and as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specific date, in which case as of such specific date), and (iv) any other representation and warranty of the Company contained in this Agreement, without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct in all respects as of the Effective Time as though made as of the Effective Time (except to the extent expressly made as of a specific date or expressly covering a specified period, in which case as of such specific date or such specified period), other than failures to be true and correct that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b) Covenants. The Company shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Company on or before the Effective Time.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred after the date of this Agreement that is continuing as of the Closing Date.

(d) Officer’s Certificate. Parent shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied.

Section 6.03 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are also subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of a specific date or expressly covering a specified period, in which case as of such specific date or such specified period), other than failures to be true and correct that, individually or in the aggregate, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

(b) Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub, respectively, on or before the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

Section 6.04 Frustration of Closing Conditions. Neither the Company nor Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement or such party’s failure to comply with its obligations hereunder contributes in any material respect to the failure of such condition to be satisfied.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated, in the case of clauses (a), (b), (e), or (f) below, at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or, in the case of clauses (c) or (d) below, at any time prior to receipt of the Company Stockholder Approval, as follows:

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger is not consummated on or before March 13, 2024 or such other date as is agreed in writing by Parent and the Company (any such date, the “Outside Date”); provided, however, that if all of the conditions to Closing, other than any of the conditions set forth in Section 6.01(b) or Section 6.01(c), have been satisfied or shall be capable of being satisfied at such time, the Outside Date shall automatically extend to June 11, 2024, which date or such other date as is agreed in writing by Parent and the Company shall thereafter be deemed to be the Outside Date; provided, further, that Parent or the Company, as the case may be, shall not be permitted to terminate this Agreement pursuant to this Section 7.01(b)(i) if a material breach by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or obligations contained in this Agreement was the primary cause of, or primarily resulted in, the failure of a condition to consummate the Merger by such date;

(ii) upon a vote taken at any duly held Company Stockholders Meeting (or any adjournment or postponement thereof in accordance with this Agreement) held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained;

(iii) any Governmental Entity of competent jurisdiction issues or enters any Order, or enacts or promulgates any Law, permanently enjoining, restraining or otherwise permanently prohibiting or making illegal the Merger, and in the case of such an Order, such Order has become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 7.01(b)(iii) shall not be available to any party whose material breach of any of its representations, warranties, covenants or obligations contained in this Agreement was the primary cause of, or primarily resulted in, the issuance or entry of such Order or the enactment or promulgation of such Law;

(c) by Parent, if, at any time prior to the Company’s receipt of the Company Stockholder Approval, (i) the Company Board effects a Change of Company Recommendation or (ii) the Company has materially breached Section 5.03;

(d) by the Company, at any time prior to the receipt of the Company Stockholder Approval, if (i) the Company has received a Superior Proposal and (ii) the Company Board (or a duly authorized committee thereof) has authorized the Company to enter into a binding and definitive written Alternative Acquisition Agreement concurrently with such termination in order to accept such Superior Proposal; provided, however, that (x) the Company has complied with its covenants under Section 5.03 and Section 5.04 and (y) the Company has concurrently paid the Company Termination Fee to Parent or its designee in accordance with Section 7.02(b)(iv).

(e) by Parent, if: (i) the Company breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, which breach or failure to perform would give rise to the failure of a condition contained in Section 6.02(a) or Section 6.02(b) to be satisfied; (ii) Parent has delivered to the Company written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least thirty (30) days has elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform has not been cured prior to the expiration of such thirty (30) day period; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(e) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b); or

(f) by the Company, if: (i) Parent or Merger Sub breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, which breach or failure to perform would give rise to the failure of a condition contained in Section 6.03(a) or Section 6.03(b) to be satisfied; (ii) the Company has delivered to Parent written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least thirty (30) days has elapsed since the date of delivery of such written notice to Parent and such breach or failure to perform has not been cured prior to the expiration of such thirty (30) day period; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(f) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b);

The party desiring to terminate this Agreement pursuant to this Section 7.01 (other than pursuant to Section 7.01(a)) shall give written notice of such termination to the other parties.

Section 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall immediately become void and of no effect with no liability or obligation to any person on the part of any party hereto or their respective affiliates; provided, however, that (i) the provisions set forth in Section 4.12 (Acknowledgement of No Other Representations), the last sentence of Section 5.06 (Access to Information), Section 5.09 (Public Announcements), Section 5.14 (Expenses), this Section 7.02 (Effect of Termination), Section 7.03 (Amendment), Section 7.04 (Waiver) and Article VIII, shall each survive any termination, (ii) the Confidentiality Agreement shall continue in full force and effect in accordance with its terms; and (iii) subject to Section 7.02(b), no such termination shall relieve any party from any liability for common law fraud or Intentional Breach of this Agreement prior to the date of termination, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity, which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and, in the case of liabilities or damages payable by Parent and Merger Sub, would include the benefits of the transactions contemplated by this Agreement lost by the Company Stockholders (taking into consideration all relevant matters, including lost stockholder premium, other combination opportunities and the time value of money, which shall be deemed in such event to be damages of the Company).

(b) Company Payments.

(i) If this Agreement is validly terminated by either Parent or the Company pursuant to Section 7.01(b)(i) (Outside Date) or Section 7.01(b)(ii) (Company Stockholder Approval), or by Parent pursuant to Section 7.01(e) (Company Breach) and, in each case, (A) following the execution and delivery of this Agreement, a Competing Proposal was publicly disclosed or otherwise made known to the Company and not publicly withdrawn prior to such termination and (B) at any time within twelve (12) months after such termination, the Company (x) enters into an Alternative Acquisition Agreement with respect to such Competing Proposal or (y) consummates such Competing Proposal, then the Company shall pay the Company Termination Fee to Parent or its designee prior to or concurrently with the occurrence of either of the applicable events described in the foregoing clause (x) or clause (y). For purposes of this Section 7.02(b)(i), all references to “twenty percent (20%)” and “eighty percent (80%)” in the definition of Competing Proposal will be deemed to be references to “fifty percent (50%).”

(ii) If this Agreement is validly terminated by Parent pursuant to Section 7.01(c) (Change of Company Recommendation), then the Company shall pay the Company Termination Fee to Parent or its designee prior to, concurrently with or within two (2) Business Days after the termination of this Agreement.

(iii) If this Agreement is validly terminated by either Parent or the Company pursuant to Section 7.01(b)(i) (Outside Date) or Section 7.01(b)(ii) (Company Stockholder Approval), and at the time of such termination, Parent had the right to terminate this Agreement pursuant to Section 7.01(c) (Change of Company Recommendation), then the Company shall pay the Company Termination Fee to Parent or its designee prior to, concurrently with or within two (2) Business Days after the termination of this Agreement.

(iv) If this Agreement is validly terminated by the Company pursuant to Section 7.01(d) (Superior Proposal), then the Company shall pay the Company Termination Fee to Parent or its designee prior to or concurrently with the termination of this Agreement.

(c) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the Transactions and (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement.

(d) In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b). Except as provided in Section 7.02(a), in the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.02(b) under circumstances where a Company Termination Fee was payable, the receipt of the Company Termination Fee shall be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective affiliates or any other person in connection with this Agreement (and the termination hereof), the Merger and the other Transactions (and the abandonment thereof) or any matter forming the basis for such termination; provided that no such payment shall relieve any party of any liability or damages to any other party resulting from any common law fraud or Intentional Breach of this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that nothing in this Section 7.02 shall be deemed to affect their respective rights to specific performance under Section 8.10 in order to specifically enforce this Agreement. The parties acknowledge and agree that any payment of the Company Termination Fee, is not a penalty but is liquidated damages in a reasonable amount that is intended to compensate Parent or Merger Sub in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If the Company fails to timely pay any amount due pursuant to Section 7.02(b) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amount set forth in Section 7.02(b), the Company shall pay to Parent interest on such amount at the prime rate of J.P. Morgan, N.A. in effect on the date such payment was required to be made.

Section 7.03 Amendment. This Agreement may be amended in writing by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (a) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (b) no amendment shall be made to this Agreement after the Effective Time. Except as required by Law, no amendment of this Agreement by the Company shall require the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

Section 7.04 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein. No extension or waiver or termination of this Agreement by the Company shall require the approval of the Company Stockholders unless such approval is required by Law. Any extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, and such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained in this Agreement shall survive the Effective Time.

Section 8.02 Notices. All notices or other communications required or permitted hereunder shall be in writing, shall be sent by email of a .pdf attachment (providing confirmation of transmission) and shall also be sent by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed to have been duly given (a) when delivered if delivered in person or when sent if sent by email (provided that read receipt confirmation of receipt of the email or telephonic confirmation of email is obtained; provided further that the recipient shall use commercially reasonable efforts to confirm receipt promptly), with a copy also sent by registered or certified mail, (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, with a copy also sent by email or (c) on the next Business Day if transmitted by national overnight courier with a copy also sent by email, in each case as follows (or at such other address or email address for a party as shall be specified by like notice):

If to Parent or Merger Sub:

Amphenol Corporation

358 Hall Avenue

Wallingford, CT 06492

Attention: Lance E. D’Amico

Email: ldamico@amphenol.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10022

Attention:	Charles K. Ruck
Robert M. Katz
Email:	charles.ruck@lw.com
robert.katz@lw.com

If to the Company:

PCTEL, Inc.

471 Brighton Drive

Bloomingdale, IL 60108

Attention:	David Neumann
Fritz Freidinger
Email:	david.neumann@pctel.com
fritz.freidinger@pctel.com

with copies to (which shall not constitute notice):

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110-1726

Attention:	Laurie A. Cerveny
Benjamin J. Stein
Email:	laurie.cerveny@morganlewis.com
benjamin.stein@morganlewis.com

Section 8.03 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement.

Section 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Parent and Merger Sub may assign all or any of their rights, interests and obligations under this Agreement to any affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations under this Agreement if such assignee does not perform such obligations. Any assignment or transfer in violation of the preceding sentence shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.06 Parties in Interest; No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (a) solely if the Effective Time occurs, the right of the Company Stockholders to receive the Merger Consideration under Article II, (b) solely if the Effective Time occurs, the right of each Indemnified Party (and such Indemnified Party’s heirs, executors or administrators and each Indemnified Party’s representatives) under Section 5.10. The representations, warranties and covenants set forth in this Agreement are solely for the benefit of the parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 7.04 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07 Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References in this Agreement to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Where used with respect to information, “made available” or terms of similar import mean made available to Parent and its Representatives in the electronic data room maintained by the Company for purposes of the Transaction at least one (1) Business Day prior to the date hereof or otherwise contained in the Company SEC Documents. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

Section 8.08 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof that would require the application of the Laws of any other jurisdiction.

(b) Each of the parties irrevocably agrees that any Proceeding arising out of or relating to this Agreement shall be brought and determined solely in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties agrees not to commence any

Proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described in this Agreement. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in the State of Delaware, as described in this Agreement, for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.08(C).

Section 8.09 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Signatures to this Agreement transmitted by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Specific Performance.

(a) The parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b) Each of the parties agrees that, (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any Proceeding for (or limit a party’s right to institute any Proceeding for) specific performance or other equitable relief under this Section 8.10 prior, or as a condition, to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any Proceeding seeking remedies pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall require the other to post any bond or other security as a condition to institute any Proceeding for specific performance under this Section 8.10.

* * * * * * * *

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

AMPHENOL CORPORATION

By:	/s/ Lance E. D’Amico
Name:	Lance E. D’Amico
Title:	Senior Vice President, Secretary and General Counsel

HILLTOP MERGER SUB, INC.

By:	/s/ Lance E. D’Amico
Name:	Lance E. D’Amico
Title:	Secretary

PCTEL, INC.

By:	/s/ David A. Neumann
Name:	David A. Neumann
Title:	Chief Executive Officer

Annex I

Defined Terms

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that (i) contains provisions limiting the disclosure and use of non-public information of or with respect to the Company, that are not, in the aggregate, materially less favorable to the Company than the terms of the Confidentiality Agreement and (ii) does not include any provision calling for any exclusive right to negotiate with any third party or prohibiting or otherwise restricting the Company from making any of the disclosures required to Parent under Section 5.03; provided, however, that (a) such agreement need not contain a standstill, (b) such agreement can otherwise be less favorable to the Company if the Company offers to Parent to amend the Confidentiality Agreement to incorporate the terms contemplated by this clause (b) and (c) such agreement does not have the effect of prohibiting the Company from satisfying any of its obligations hereunder.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Aggregate Common Stock Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and shares subject to Restricted Stock Awards).

“Aggregate Merger Consideration” means the sum of the Aggregate Common Stock Consideration, the aggregate RSU Payments, the aggregate Restricted Stock Payments and the aggregate Option Payments.

“Anti-Corruption Laws” means all applicable Laws, rules, and regulations relating to the prevention of bribery, corruption and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the U.K. Bribery Act 2010 and the U.K. Proceeds of Crime Act 2002, and any other applicable anti-corruption or anti-bribery laws.

“Available Company Cash” means the sum of cash and cash equivalents of the Company (other than Restricted Cash) as of immediately prior to the Closing minus (a) the aggregate amount of all checks written (but not yet cashed) and outbound wire transfers sent (but not yet cleared), plus (b) the aggregate amount of all checks received (but not cashed) and wire transfers received (but not yet cleared), minus (c) any Indebtedness of the Company that is outstanding as of immediately prior to the Closing, and minus (d) any Transaction Expenses incurred by the Company that remain unpaid as of immediately prior to the Closing.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.).

“Closing Date Available Company Cash” means the Available Company Cash calculated as of the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Company Government Bid” means any offer, quotation, bid or proposal to sell products or services to any Governmental Entity or any prime contractor prior to the Closing Date which, if accepted, would result in a Company Government Contract.

“Company Government Contract” means any Contract for the sale of goods or services for which the period of performance has not expired or terminated or for which final payment has not yet been received as of the date hereof that is by or between the Company or any Company Subsidiary, on the one hand, and any (i) Governmental Entity, (ii) prime contractor of a Governmental Entity in its capacity as a prime contractor or (iii) subcontractor with respect to any Contract of a type described in clauses (i) or (ii) above, on the other hand. A task, purchase, delivery or work order under a Company Government Contract shall not constitute a separate Company Government Contract, for purposes of this definition, but will be considered part of the Company Government Contract to which it relates.

“Company Material Adverse Effect” means any condition, fact, occurrence, development, change, circumstance, event or effect (each an “Effect”) that (x) has or would reasonably be expected to have, individually or in the aggregate together with all other Effects, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect arising out of or resulting from the following shall constitute or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (a) the entry into this Agreement, the announcement or pendency of this Agreement or the Transactions, the performance of this Agreement or the pendency or consummation of the Transactions; (b) any Effect affecting the economy or the financial, credit or securities markets in the United States or elsewhere in the world (including interest rates and exchange rates or any changes therein), or any Effect affecting any business or industries in which the Company or any of the Company Subsidiaries operates; (c) the suspension of trading in securities generally on Nasdaq (but not the underlying cause of such suspension, unless such underlying cause would otherwise be excepted from this definition); (d) any development or change in applicable Law (after the date of this Agreement) or GAAP or other applicable accounting standards or the enforcement or interpretation of any of the foregoing; (e) any action taken by the Company or any of the Company Subsidiaries at the written request of Parent that is not expressly required to be taken by the terms of this Agreement, the taking of any action expressly required by the terms of this Agreement (other than pursuant to clause (1), (2) or (3) of Section 5.01), or the failure of the Company to take any action that the Company is expressly prohibited by the terms of the Agreement from taking; (f) the commencement, occurrence, continuation or escalation of any armed hostilities, sabotage or acts of war (whether or not declared) or terrorism, or any escalation or worsening of acts of terrorism, armed hostilities or war; (g) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or weather-related events or any national, international or regional calamity or any civil unrest or any disease outbreak, pandemic or epidemic; (h) any public comments or other public communications by Parent or Merger Sub of its express intentions with respect to the Company or any Company Subsidiary, including any public communications to any employees of the Company or any Company Subsidiary, (i) any changes in the market price or trading volume of the Shares, in and of itself, or any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company or any of the Company Subsidiaries, or any failure of the Company or any Company Subsidiary to meet any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results or metrics for any period, in and of itself (but not, in the case of this clause (i), the underlying cause of such changes or failures, unless such underlying clause would otherwise be excepted from this definition); or (j) any actions or claims made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company, but in any event only in their capacities as current or former stockholders) arising out of this Agreement or any of the Transactions; provided, further, that with respect to the foregoing clauses (b), (c), (d), (f) and (g), any such Effect will be taken into account in determining whether a Company Material Adverse Effect has occurred if it (x) disproportionately adversely affects the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating primarily in the same industries in which the Company and the Company Subsidiaries operate, or (y) prevents or materially delays the consummation by the Company of the Merger.

“Company Recommendation” means the Company Board’s recommendation that the Company Stockholders adopt this Agreement.

“Company Stock Plans” means the Company 2019 Stock Incentive Plan, the Company 2015 Stock Incentive Plan and the Company Stock Plan (each, as amended).

“Company Stock Purchase Plan” means the Company 2019 Employee Stock Purchase Plan.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Termination Fee” means an amount in cash equal to $4,900,000.

“Competing Proposal” means, other than the Transactions, any proposal, indication of interest or offer from any person or group (as defined in or under Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any of their respective affiliates) to engage in a transaction or series of related transactions contemplating or relating to (a) any merger, consolidation, reorganization, sale of assets, business combination, recapitalization, share exchange, amalgamation, asset purchase, issuance of securities, acquisition of securities, tender offer, exchange offer, joint venture or other similar transaction that would result in (i) any person or group directly or indirectly acquiring beneficial ownership of (A) businesses or assets that constitute twenty percent (20%) or more (based on fair market value or book value) of the consolidated revenues, net income or assets (including capital stock of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole (including, for the avoidance of doubt, any division of the Company or the Company Subsidiaries) or (B) twenty percent (20%) or more of the outstanding voting securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, or (ii) the owners of outstanding shares of Company Common Stock (as a group) immediately prior to such transaction owning, directly or indirectly, less than eighty percent (80%) of the voting securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, or (b) any liquidation, dissolution or wind-up of the Company or any Company Subsidiary.

“Confidentiality Agreement” means the letter regarding confidentiality between the Company and Parent, dated as of July 25, 2023.

“Contract” means any legally binding agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase order or other arrangement, commitment or undertaking, whether written or oral, to which a person is a party or by which such person or such person’s properties or assets are bound.

“DCSA” means the Defense Counterintelligence and Security Agency of the United States Department of Defense, or any successor thereto.

“Environmental Laws” means all Laws relating to (a) the protection, preservation or restoration of the environment including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including CERCLA, the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Permits” means any permit, registration, license or other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means Shares to be cancelled in accordance with Section 2.01(a)(ii) and Dissenting Company Shares.

“FAR” means the U.S. Federal Acquisition Regulation.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any United States or foreign multinational, national, federal, state, county, municipal or local government, or governmental, legislative, judicial or regulatory body or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body.

“Hazardous Substances” means any substances, materials, chemicals or wastes which are defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “toxic substances”, “pollutants” or “contaminants” under any Environmental Law, including any petroleum and its by-products, radioactive materials, friable asbestos or polychlorinated biphenyls, mold, urea formaldehyde insulation, silica, chlorofluorocarbons, all other ozone-depleting substances, and per- and polyfluoroalkyl substances (PFAS).

“Incidental Contracts” shall mean (a) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software or services that are generally available on nondiscriminatory pricing terms and, (b) Contracts that include non-exclusive licenses that provide for the promotion or sale of products or services or the purchase or use of equipment, (c) Contracts that grant any person, including employees and contractors, a non-exclusive license to use Intellectual Property Rights primarily for the purpose of providing products or services to the Company or any of the Company Subsidiaries, and (d) non-disclosure agreements and other Contracts that include confidentiality provisions that provide the right to access, hold or use the confidential information of another person, in each case, entered into in the ordinary course of business consistent with past practice.

“Indebtedness” means all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money, other than indebtedness for borrowed money between the Company and any of the Company Subsidiaries or between the Company Subsidiaries (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, mortgages, indentures, letters of credit or similar instruments, (c) any obligations under capitalized leases with respect to which the Company or any of the Company Subsidiaries is liable, (d) all obligations of the Company or any of the Company Subsidiaries in respect of interest rate and currency obligation swaps, protection agreements, hedges, caps or collar agreements or similar arrangements either generally or under specific contingencies, (e) all reimbursement obligations of the Company or any of the Company Subsidiaries under outstanding letters of credit for amounts drawn thereunder, (f) all obligations of the Company or any of the Company Subsidiaries for the deferred purchase price of property or services including pursuant to any earn-out or similar obligation (other than trade payables and other current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices and not more than 90 days past due), (g) all obligations of the Company or any of the Company

Subsidiaries under conditional sale or other title retention agreements relating to any assets and properties purchased by the Company or any of the Company Subsidiaries, and (h) obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries.

“Insurance Policies” means all material insurance policies and arrangements held, as of the date of this Agreement, by or for the benefit of the Company, any Company Subsidiary, or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary (other than an insurance policy or arrangement related to any employee benefit plan).

“Intellectual Property Rights” means any and all of the following intellectual property rights protected and arising under the Law of any jurisdiction throughout the world: (a) trademarks, service marks, logos, slogans, brand names, trade dress and trade names, whether registered or unregistered, and the goodwill associated therewith; (b) works subject to copyright Laws and copyright registrations, mask work rights and moral rights, including website content, social media content and marketing materials; (c) trade secrets, including concepts, know-how, designs, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, drawings and technical data formulas; (d) patents and industrial property rights; (e) registrations, applications, renewals, divisions, continuations, continuations-in-part, extensions, reexamined versions, reissues and foreign counterparts with respect to each of the foregoing; (f) internet domain names, domain name registrations and web pages; (g) social media handles; (h) computer software programs, including databases and software implementation of algorithms, models and methodologies, and all source code, object code, firmware and documentation related thereto; and (i) all other forms of intellectual property rights protected and arising under the Law of any jurisdiction, including confidential information, rights of publicity and rights of privacy.

“Intentional Breach” means, with respect to any agreement or covenant of a party in this Agreement, an action or omission taken or omitted to be taken by such party in material breach of such agreement or covenant that the breaching party takes (or fails to take) with the actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant.

“Intervening Event” means any Effect or state of facts (other than any Effect or state of facts resulting from a breach of this Agreement by the Company or any Company Subsidiary) occurring or arising after the date of this Agreement and prior to the date of the Company Stockholders Meeting (as it may be adjourned or postponed in accordance with this Agreement) that affects the Company and its Subsidiaries that (i) is material, (ii) was not known (or, if known the consequences of which were not known) by the Company Board as of or prior to the date of this Agreement and becomes known to the Company Board and (iii) does not primarily relate to or involve (a) any Competing Proposal or (b) any fluctuation in the market price or trading volume of the Shares (however, with respect to clause (b), the underlying reasons for such events may constitute an Intervening Event).

“IT Systems” means all software, hardware, systems, databases, websites, interfaces, applications, servers, networks, platforms, peripherals, communications infrastructure and similar or related items of information technology assets and infrastructure owned, leased, licensed, or used in the conduct of the business of the Company and the Company Subsidiaries.

“knowledge” means, (a) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.1 of the Company Disclosure Letter, after reasonable due inquiry and (b) with respect to Parent, the actual (but not constructive or imputed) knowledge of the directors and officers of Parent or Merger Sub, in each case, after reasonable due inquiry, as of the date hereof.

“Law” means any federal, state, local or foreign law, statute, code, common law, directive, ordinance, rule, regulation, Order, judgment, writ, stipulation, award, injunction or decree, in each case, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including any Anti-Corruption Law, Money Laundering Law, Trade Compliance Law or Sanctions.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal or first offer, easement, security interest, deed of trust, right-of-way, encroachment, lease, condition, servitude, title defect, adverse claim, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Money Laundering Laws” means the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity, and all applicable financial recordkeeping, reporting and internal control requirements thereunder.

“Nasdaq” means The Nasdaq Global Select Market LLC.

“Order” means any order, verdict, decision, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Entity, whether preliminary, interlocutory or final.

“Owned Company Intellectual Property” means all Intellectual Property Rights owned by the Company or any Company Subsidiary.

“Permitted Liens” means (a) Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business consistent with past practice, (c) pledges or deposits made in the ordinary course of business to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (d) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (e) with respect to real property, any minor matters of record, including, but not limited to, defects, imperfections or irregularities in title, charges, easements, covenants, conditions, restrictions, rights of way (unrecorded and of record) and/or other similar recorded liens that do not, individually or in the aggregate, materially impair the use, occupancy or operation of such property as it is presently used, (f) with respect to real property, zoning, building and other similar codes or restrictions, in each case that do not, individually or in the aggregate, adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any Company Subsidiary and which are currently being complied with in all respects, (g) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date of this Agreement or that the Company or any Company Subsidiary is permitted to incur under Section 5.01, (h) non-exclusive licenses or other covenants of, or other contractual obligations with respect to, any Intellectual Property Rights, entered into in the ordinary course of business, (i) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company and the Company Subsidiaries, taken as a whole, (j) Liens imposed or promulgated by Law (other than in respect of Taxes), (k) statutory, common Law or contractual Liens (or other encumbrances of any type) of landlords or Liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any Company Subsidiary, or (l) Liens created by or resulting from any Proceeding which is not otherwise a violation of the representations and warranties set forth in Article IV or (m) Liens that do not secure any Indebtedness or any guaranty thereof and do not, individually or in the aggregate, materially and adversely affect the use, value or operation of the property subject thereto.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Personal Information” has the same meaning as the term “personal data,” “personal information,” “personally identifiable information,” or the equivalent under applicable Privacy Laws.

“Privacy Laws” means applicable domestic and foreign Laws, codes of conduct, industry standards and guidelines governing the privacy, collection, processing, use, transfer, disclosure, protection, integrity and security of information, including Personal Information; data security; data breach and related notifications; data protection; consumer protection with respect to processing Personal Information; the requirements for website and mobile application privacy policies and practices; profiling and tracking; advertising and marketing; and email, messaging and/or telemarketing, including, if applicable: the FTC Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act, the Telephone Consumer Protection Act, California Consumer Privacy Act (“CCPA”), the EU Regulation 2016/679 (the “GDPR”) (as transposed into domestic legislation of each European Union Member State or Member State of the EEA), the UK Data Protection Act 2018 (“Data Protection Act”), the UK General Data Protection Regulation as defined by the Data Protection Act as amended by the Data Protection, Privacy and Electronic Communications (Amendments, etc.) (EU Exit) Regulations 2019 (“UK GDPR”), the UK Privacy and Electronic Communications Regulations 2003 and the Payment Card Industry Data Security Standards, in each case as applicable and in force from time to time, and as amended, consolidated, re-enacted or replaced from time to time.

“Privacy Policies” means all policies and procedures relating to data privacy and security, the Processing of Personal Information or Privacy Laws that are applicable to the Company and the Company Subsidiaries.

“Process”, “Processing” and “Processed” means any operation or set of operations which is performed upon Personal Information irrespective of the purposes and means applied, including access, collection, recording, organization, structuring, adaptation, alteration, retrieval, consultation, deletion, retention, storage, transfer, disclosure (including disclosure by transmission), or dissemination.

“Proxy Statement” means the proxy statement to be sent to the Company Stockholders in connection with the Company Stockholders Meeting.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into the environment of any Hazardous Substances.

“Representative” means, with respect to any person, such person’s directors, officers, managers, advisors (including for audit, tax, etc.), investment bankers and counsel, in each case, to the extent acting at the direction of such person.

“Restricted Cash” means cash and cash equivalents that are reserved and unavailable for immediate or general business use pursuant to law or contractual agreement.

“Sanctions” means all applicable economic sanctions or export and import control Laws administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, His Majesty’s Treasury or other Governmental Entity.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent” when used with respect to any person, means that, as of any date of determination, (a) the “present fair saleable value” of such person’s total assets exceeds the value of such person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” of any person means another person, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited bona fide, written Competing Proposal (with all percentages in the definition of Competing Proposal changed to fifty percent (50%)) made after the date hereof by any person on terms that (a) did not result from or arise in connection with a breach of the Company’s obligations set forth in Section 5.03, (b) if consummated, would result in any person or group (other than Parent or its affiliates) becoming the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the consolidated assets of the Company and the Company Subsidiaries or more than fifty percent (50%) of the total voting power of the equity securities of the Company, and (c) the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, to be (i) more favorable to the stockholders of the Company, from a financial point of view, than the Transactions (taking into account any adjustment to the terms and conditions proposed by Parent in response to such proposal and any applicable Company Termination Fee) and (ii) reasonably capable of being completed in accordance with its terms, in the case of each of clauses (i) and (ii), considering such other factors such as the Company Board (or any duly authorized committee thereof) considers to be appropriate (including the conditionality and the timing of such proposal).

“Tax” and “Taxes” means any and all taxes of any kind, including federal, state, local or foreign net income, gross income, gross receipts, estimated, windfall profit, severance, property, ad valorem, value added, production, sales, use, license, excise, stamp, transfer, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum, or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity, whether disputed or not.

“Tax Return” means any return, report, form or similar statement filed or required to be filed with respect to any Tax including any election, information return, claim for refund, amended return or declaration of estimated Tax, and including any statements, schedules or attachments thereto.

“third party” means any person other than the Company, Parent, Merger Sub and their respective affiliates.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to tax or additional amounts in respect of the foregoing (but in all cases excluding any direct or indirect income, capital gains or similar Taxes payable in connection with the this Agreement or the consummation of the Merger, whether payable directly or via withholding on amounts payable in connection with this Agreement or the consummation of the Merger).

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.04(a)
Antitrust Laws	Section 3.04(b)
Certificate of Incorporation	Exhibit A
Certificate of Merger	Section 1.02
Balance Sheet Date	Section 3.11
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Shares	Section 2.01(a)(i)
CBA	Section 3.22(a)(xiii)
Certificate	Section 2.01(a)(i)
Change of Company Recommendation	Section 5.04(a)
Closing	Section 1.03
Closing Date	Section 1.03
Company	Preamble
Company Benefit Plan	Section 3.13(a)
Company Board	Recitals
Company Bylaws	Section 3.01(b)
Company Charter	Section 3.01(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employee	Section 5.12(a)
Company Financial Advisor	Section 3.29
Company Financial Statements	Section 3.06
Company Material Contract	Section 3.22(b)

Term	Section
Company Options	Section 2.03(a)
Company Permits	Section 3.05(a)
Company Proprietary Software	Section 3.19(i)
Company SEC Documents	Section 3.06
Company Securities	Section 3.02(c)
Company Stockholders	Recitals
Company Stockholder Approval	Section 3.31
Company Stockholders Meeting	Recitals
Confidential Information	Section 3.19(g)
Continuation Period	Section 5.12(a)
D&O Insurance	Section 5.10(b)
DGCL	Recitals
Dissenting Company Shares	Section 2.04
Effective Time	Section 1.02
Employee Census	Section 3.14(b)
ERISA	Section 3.13(a)
Exchange Fund	Section 2.02(a)
Excluded Benefits	Section 5.12(b)
FIRPTA Certificate	Section 5.13
Import/Export Laws	Section 3.28
Indemnified Liabilities	Section 5.10(a)
Indemnified Party	Section 5.10(a)
IRS	Section 3.13(a)
Leased Real Property	Section 3.17(b)

Term	Section
Malicious Code	Section 3.19(h)
Material Company Customer	Section 3.26(a)
Material Company Vendor	Section 3.26(b)
Merger	Recitals
Merger Consideration	Section 2.01(a)(i)
Merger Sub	Preamble
Non-U.S. Benefit Plan	Section 3.13(a)
Notice of Change of Recommendation	Section 5.04(b)
Option Payments	Section 2.03(a)
Outside Date	Section 7.01(b)(i)
Owned Company Intellectual Property	Section 3.19(b)
Owned Real Property	Section 3.17(a)
Parent	Preamble
Parent Plans	Section 5.12(b)
Paying Agent	Section 2.02(a)
Permit	Section 3.05(a)
Privacy Commitments	Section 3.19(k)
Proceeding	Section 3.12
Product Warranty	Section 3.20(a)
Real Property Lease	Section 3.17(b)
Restricted Stock Award	Section 2.03(b)
Restricted Stock Payments	Section 2.03(b)
Restricted Territories	Section 3.28
RSU Award	Section 2.03(c)

Term	Section
RSU Payments	Section 2.03(c)
Safety Notices	Section 3.21(b)
Sanctions Laws	Section 3.28(a)
Sarbanes-Oxley Act	Section 3.06
SEC Clearance Date	Section 5.05(c)
Security Incident	Section 3.19(l)
Shares	Section 2.01(a)(i)
Specified Date	Section 3.02(a)
Subsidiary Securities	Section 3.02(c)
Surviving Corporation	Section 1.01
Takeover Statutes	Section 3.30
Trade Compliance Laws	Section 3.28
Transaction Expenses	Section 5.14
Transaction Litigation	Section 5.08
Transactions	Recitals
Treasury Regulation	Section 2.05